Exhibit 1.1

CRYSTALLEX INTERNATIONAL CORPORATION

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2007

March 31, 2008

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE	1	Regional Geology	15
		Local Geology	15
FOREIGN CURRENCY AND ACCOUNTING PRINCIPLES	1	Mineralization	16
		Drilling, Sampling and Data Verification	17
GLOSSARY AND METRIC/IMPERIAL CONVERSION TABLE	1	Mineral Reserves	19
		Additional Mineral Resources	19
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	2	2007 Technical Report Update	20
		Engineering, Procurement and Construction Management	21
NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS	2	Permits	21

CRYSTALLEX	3	OTHER ASSETS	22

Overview	3	Tomi Operations	22
Corporate Chart	5	Overview	22
		Location and Property Description	23
MINERAL RESERVES AND RESOURCES	6	Physiography, Climate and Local Resources and Infrastructure	23
		History	23
INFORMATION WITH RESPECT TO THE GOLD INDUSTRY	7	Geology and Mineralization	23
		Drilling, Sampling and Data Verification	24
MINING IN VENEZUELA	7	Mine Production	24
		Mineral Reserves	25
VENEZUELA	7	Mineral Resources	25
MINING LAW	8
Introduction	8	Environmental Liabilities	25
Mineral Concessions	8	Lo Increíble Properties	26
Direct Exploitation	9	Background	26
Environmental Laws	9	Location and Property Description	26
General	9	Accessibility, Physiography, Climate and Local Resources and Infrastructure	27
Environmental Impact Study	9	History	27
Mine Closure and Remediation	10	Geology and Mineralization	28
Taxation	10	Drilling	28
Corporate Income Tax	10	Mine Production	28
Dividends and Branch Profits Tax	10	Mineral Resources	29
VAT and Import Duties	10	Environmental Liabilities	29
Science and Technology Contribution	11	Current Activities	29
Tax Treaties	11	Revemin Mill	29
Exchange Controls	11	Overview	29
		Environmental Liabilities	30
LAS CRISTINAS PROJECT	11	Production	30

LOCATION AND PROPERTY DESCRIPTION	11	DESCRIPTION OF SHARE CAPITAL AND RELATED INFORMATION	30
MINING OPERATION CONTRACT	12
ACCESSIBILITY, PHYSIOGRAPHY AND CLIMATE AND LOCAL RESOURCES AND INFRASTRUCTURE	14	Authorized Capital	30
Accessibility	14	Common Shares	30
Physiography and Climate	14	Class “A” Preference Shares and Class “B” Preference Shares	30
Local Resources and Infrastructure	14	Shareholder Rights Plan	30
HISTORY	15	Price Range and Trading Volume of the Common Shares	31
GEOLOGY AND MINERALIZATION	15	Dividend Policy	31
		Capitalization	32
		LEGAL PROCEEDINGS	32

WITHDRAWAL OF MINCA LITIGATION	32	ADDITIONAL INFORMATION	47
MINCA Litigation	32
Vannessa Arbitration	33	SCHEDULE “A” CONSOLIDATED FINANCIAL STATEMENTS (As attached)	1

RISK FACTORS	33	SCHEDULE “B” MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	1

RISKS SPECIFIC TO OPERATIONS IN VENEZUELA	34	SCHEDULE “C” GLOSSARY OF DEFINED TERMS AND TECHNICAL MINING TERMS AND ABBREVIATIONS	1
Political and Economic Instability	34
Environmental Permit Still Required	34	SCHEDULE “D” MINING OPERATION CONTRACT AND RELATED DOCUMENTS	1
Exchange Controls	34
Mining Operation Contract	34	SCHEDULE “E” AUDIT COMMITTEE CHARTER	1
Lack of Ownership Rights	34
Lack of Copper Rights	35	SCHEDULE “F” POLICY ON INDEPENDENCE OF DIRECTORS	1
Proposed Amendments to Mining Laws	35
Arbitration Proceedings	36
Sale of Gold	36
Unauthorized Miners	36
Imataca Forest Reserve	36
GENERAL RISK FACTORS	37
Title to Mineral Properties	37
Environmental Regulation and Liability	37
Additional Funding Requirements	38
Reserve and Resource Estimates	38
Mineral Exploration and Exploitation	38
Uninsurable Risks	39
Competition	39
Dependence on Limited Mining Operations and Properties	39
Production Risks	39
Regulations and Permits	40
Gold Price Volatility	40
Currency Fluctuations	40
Credit and Market Risks	40
Dependence on Key Employees	41
Compliance with Sarbanes-Oxley Act of 2002	41
Common Share Price Volatility	41
Potential Dilution	42
Enforcement by Investors of Civil Liabilities	42
Operating Losses are Expected to Continue In the Near Future	42
Future Hedging Activities	43
No Payment of Cash Dividends in the Near Future	43

DIRECTORS AND SENIOR OFFICERS	43

AUDIT COMMITTEE	45
Composition	45
Charter	45
Policy on the Provision of Services by External Auditors	45
External Auditors Service Fees	46
CORPORATE GOVERNANCE STATEMENT	46

TRANSFER AGENT AND REGISTRAR	47

MATERIAL CONTRACTS	47

INTEREST OF EXPERTS	47

DOCUMENTS INCORPORATED BY REFERENCE

 The following documents of Crystallex International Corporation (the “Corporation”) filed with the securities regulatory authorities in certain of the provinces of Canada are incorporated by reference in this Annual Information Form:

(a)
the audited consolidated financial statements of the Corporation as at December 31, 2007 and 2006, for each of the years in the three year period ended December 31, 2007, as restated, including the notes thereto and the auditors’ reports thereon (the “Consolidated Financial Statements”);

(b)	management’s discussion and analysis of financial condition and results of operations of the Corporation for the year ended December 31, 2007 (“Management’s Discussion and Analysis”);

(c)
a report prepared by Mine Development Associates, (“MDA”) and other independent consultants in November 2007 titled “Technical Report Update on the  Las Cristinas Project, Bolivar State, Venezuela” (the “2007 Technical Report Update”)

Copies of these documents are available on the SEDAR website at www.sedar.com.  Copies of the Consolidated Financial Statements and Management’s Discussion and Analysis are attached to this Annual Information Form as Schedule “A” and Schedule “B,” respectively.

Any statement contained in a document incorporated by reference in this Annual Information Form (a “prior statement”) shall be deemed to be modified or superseded for purposes of this Annual Information Form to the extent that any statement contained in this Annual Information Form (a “subsequent statement”) modifies or supersedes such statement.  A subsequent statement need not state that it has modified or superseded a prior statement.  The making of a subsequent statement will not be deemed an admission for any purposes that the prior statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any prior statement so modified or superseded will not constitute part of this Annual Information Form except as so modified or superseded.

FOREIGN CURRENCY AND ACCOUNTING PRINCIPLES

In this Annual Information Form, unless otherwise specified, all references to “C$” are to Canadian dollars and all references to “US$” or “U.S. dollars” are to United States dollars.  The Consolidated Financial Statements are reported in U.S. dollars.

The following table sets out the rates of exchange for Canadian dollars (“C$”) per U.S. dollar in effect at the end of the periods indicated and the average rates of exchange during such periods based on the noon spot rate quoted by the Bank of Canada:

	Year ended December 31,
	2007	2006	2005
Rate at end of year	C$1.0120	C$1.1653	C$1.1659
Average rate for year	C$1.0692	C$1.1340	C$1.2116

The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles. Note 18 to the Consolidated Financial Statements provides the reconciliation of these financial statements to U.S. GAAP.

GLOSSARY AND METRIC/IMPERIAL CONVERSION TABLE

A glossary of certain defined terms and technical mining terms and abbreviations and a metric/imperial conversion table are included in Schedule “C” to this Annual Information Form.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Annual Information Form, including information as to the future financial or operating performance of the Corporation, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Corporation’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Corporation.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” and “Risk Factors” in Management’s Discussion and Analysis.  Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Annual Information Form, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Annual Information Form, or in the case of documents incorporated by reference herein, as of the date of such document, and the Corporation disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) issued by the Canadian Securities Administrators (the “CSA”) requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, including disclosure of a mineral resource or mineral reserve, concerning a mineral project on a property material to the issuer must be based on material provided by a qualified person or under their supervision (a “Qualified Person”). A Qualified Person for purposes of NI 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a specified professional association.  The issuer must disclose the name and the relationship to the issuer of the Qualified Person who prepared or supervised the preparation of the information that forms the basis for the written disclosure.

CRYSTALLEX

Overview

Crystallex International Corporation (the “Corporation”) is a corporation continued under the Canada Business Corporations Act.  The registered and head office of the Corporation is located at 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4.

The Corporation and its subsidiaries (collectively, the “Crystallex Group”) explore for, mine and produce gold inVenezuela.  The Corporation’s principal asset is its interest in the Las Cristinas project located in Bolivar State, Venezuela.  The Corporation’s other assets include the Tomi operations, the Lo Increible properties (which include the La Victoria deposit), and the Revemin mill, all of which are located in Bolivar State, Venezuela.

The primary focus of the Corporation over the past six years has been the development of the Las Cristinas project, including:

•	entering into a Mining Operation Contract (the “Mining Operation Contract”) dated September 17, 2002 with Corporacion Venezolana de Guayana (the “CVG”);

•
supervising the preparation of the feasibility study completed by SNC-Lavalin Inc., (“SNC-Lavalin”) and other independent consultants in September 2003 with respect to the development of the Las Cristinas project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes per day (“TPD”) (the “20,000 TPD Feasibility Study”);

•	securing the CVG approval in March 2004 for the 20,000 TPD Feasibility Study;

•	supervising the preparation of a 40,000 TPD expansion plan pre-feasibility study completed by SNC-Lavalin and MDA in October 2005;

•
completing financing transactions (including a C$115 million Common Share offering in April 2004, a U.S.$100 million debt offering in December 2004, a C$10 million short term note financing in September 2005 in conjunction with the establishment of a C$60 million equity draw down facility, a U.S.$31 million private placement in February 2006, the receipt of C$21.6 million and C$5 million pursuant to draw downs under the equity draw down facility in the fourth quarter of 2005 and January 2006, respectively, a C$32.4 million offering of units in August 2006, a C$61 million Common Share offering in April 2007, and a C$64.8 million offering of units in February 2008), and an early exercise of certain warrants for proceeds of U.S.$6.04 million;

•
settling of the Corporation’s gold contract obligations.  In December 2005, the remaining gold forward sales and gold call options were settled and the resulting liability of U.S.$14.3 million was converted into a new, fully drawn term loan facility with Standard Bank Plc (“SB”).  At the same time, an existing loan with SB was restructured and its payment terms coordinated with the new term loan facility.    In May 2006, the Corporation issued 3.8 million Common Shares to SB as settlement of the U.S.$7.5 million exchangeable portion of the bank loan and in May 2007, the Corporation repaid in full the balance of the SB term loan facility;

•	working to acquire the necessary permits for the Las Cristinas project (including the submission of an Environmental Impact Study (“EIS”);

•
entering into an Engineering, Procurement and Construction Management Contract in February, 2004 (the “EPCM Contract”) with SNC-Lavalin and supervising the engineering, procurement and construction process;

•
supervising the preparation of an updated feasibility study (completed in August 2005 by SNC-Lavalin, MDA and other independent consultants) (the “2005 Development Plan”) prepared in compliance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”);

•	completing 98% of detailed engineering and design work and purchasing all long lead time equipment;

•	securing the Ministry of Basic Industries and Mining (“MIBAM”) approval of the technical, commercial and contractual compliance aspects of the Las Cristinas project in March 2006;

•
securing the Ministry of the Environment and Natural Resources (“MinAmb”) approval of the Las Cristinas EIS in June 2007; and, based on this approval, posting of a Compliance Guarantee Bond and payment of certain surface taxes; and

•	supervising the preparation of the 2007 Technical Report Update (completed in November 2007 by MDA and SNC-Lavalin).

The Corporation produced approximately 34,000 ounces of gold in 2007 from its operations in Venezuela, including the Tomi open-pit and underground mines, the La Victoria open-pit mine and ore purchased from third parties.  All the ore from these sources is processed at the Corporation’s Revemin mill.  The Corporation continues to conduct exploration on the Tomi properties with the aim of finding sufficient open-pit ore to supply the Revemin mill after the depletion of the existing Tomi pits during 2008.

The diagram below shows the relative locations of the Corporation’s current projects in the Bolivar State, Venezuela.

Corporate Chart

The following chart lists the principal subsidiaries of the Corporation and their jurisdictions of incorporation.  Except where noted, all subsidiaries are wholly-owned, directly or indirectly, by the Corporation.

__________________
Notes:

(1)	The Corporation holds its interest in the Las Cristinas project directly through its Venezuelan Branch. See “Las Cristinas Project – Mining Operation Contract.”

(2)	The Corporation holds its interest in the Tomi operations indirectly through Mineras Bonanza, C.A. See “Other Assets - Tomi Operations – Mine Production.”

(3)	The Corporation holds its interest in the Lo Increible operations indirectly through Osmin Holdings Limited. See “Other Assets –Lo Increíble Properties – Background.”

(4)	The Corporation holds its interest in the Revemin mill indirectly through Revemin II, C.A. See “Other Assets –

Revemin Mill – Overview.”

MINERAL RESERVES AND RESOURCES

The following table summarizes the mineral reserves and resources at the Las Cristinas project and certain of the Corporation’s other mineral concessions and leases as at December 31, 2007.  The mineral reserve and resource estimates have been prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and, as set out in the notes below, are based on technical reports prepared by independent experts, or have been prepared by the Corporation under the direction of, and verified by, Dr. Richard Spencer, P. Geo., a Qualified Person and former VP Exploration of Crystallex International Corporation.

Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction.  Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource.  Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity and to allow technical and economic parameters to be applied.  Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration.  See Schedule “C” for detailed definitions of mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource, inferred mineral resource, and cut-off grade.

RESERVES
	PROVEN			PROBABLE			TOTAL
	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold
		(g/t)	(oz)		(g/t)	(oz)		(g/t)	(oz)
(tonnes and ounces in thousands)

Las Cristinas Project(1)	112,761	1.24	4,483	351,601	1.10	12,379	464,362	1.13	16,862

	RESOURCES(3)
	MEASURED			INDICATED			TOTAL
	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold
		(g/t)	(oz)		(g/t)	(oz)		(g/t)	(oz)
	(tonnes and ounces in thousands)

Las Cristinas Project(1)	33,380	0.84	897	131,641	0.71	3,002	165,021	0.73	3,899
La Victoria(2)	—	—	—	2,422	4.5	349	2,422	4.5	349
Total	33,380	0.84	897	134,063	0.78	3,351	167,443	0.79	4,248

	Resources(3)
	Inferred
	Tonnes	Grade	Contained Gold
		(g/t)	(oz)
	(tonnes and ounces in thousands)

Las Cristinas Project(4)	229.626	.085	6,276

__________________________
Notes:

(1)           The mineral reserves and resources with respect to the Las Cristinas project are based on estimates prepared by MDA (Steve Ristorcelli, P. Geo., Scott Hardy, P. Eng., and Thomas Dyer, P. Eng. of MDA were the Qualified Persons) as of December 31, 2007.  The mineral reserves estimated by MDA are based on a US$550 per ounce gold price and cut-off grades ranging from 0.33 grams of gold per tonne to 0.57grams of gold per tonne depending on the mineral type.  The mineral resources estimated by MDA are based on a cut-off grade of 0.5 grams of gold per tonne.  See “Las Cristinas Project – Mineral Reserves" and “ – Additional Mineral Resources.”

(2)           The mineral resource with respect to the La Victoria operation has been estimated by Dr. Richard Spencer, P. Geo, formerly VP Exploration, Crystallex International Corporation.  The mineral resources are based on a cut-off grade of 2.0 grams of gold per tonne.  See “Other Assets – Lo Increíble Properties – Mineral Resources.”

(3)           Mineral resources are in addition to and do not include mineral reserves.

(4)           The inferred resources with respect to the Las Cristinas project are based on a cut-off grade of 0.5 grams of gold per tonne.

INFORMATION WITH RESPECT TO THE GOLD INDUSTRY

    The principal uses of gold are product fabrication and bullion investment.  A broad range of end uses is included within the fabrication category, the most significant of which is the production of jewellery.  Other end uses include official coins, electronics, miscellaneous industrial (including a role in jet engines and space craft) and decorative uses, medals and medallions.
    The cost of gold production expressed in U.S. dollars is rising globally primarily due to U.S. dollar weakness, higher costs in raw materials, notably sodium cyanide and steel grinding media, and a declining quality of reserves at producing mines.
    The price of gold has rebounded from its lows during the period 1998 to 2002, primarily due to U.S. dollar weakness and increased demand.  In 2007, the price of gold ranged from $608 per ounce to $841 per ounce and averaged $695 per ounce for the year.  Since 2000, there has been a strong inverse correlation between the trade-weighted U.S. dollar exchange rate and the gold price.  Other principal factors affecting the gold price have been an increase in the demand for gold for investment purposes, primarily attributed to the markets in India and elsewhere in Asia and underpinned by jewellery demand, the increase of gold reserves by several nations, de-hedging by gold producers, the second Washington Accord, which has limited central bank gold sales, global deflationary pressures and a general increase in global geopolitical tensions.
    The table below shows the average daily morning gold price fixing on the London Bullion Market from 1997 to 2007.
Average Gold Price
(US$/oz)
1997	331
1998	294
1999	279
2000	279
2001	271
2002	311
2003	363
2004	410
2005	445
2006	604
2007	695

     The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control. The Corporation’s revenues, cash flow and profitability are significantly affected by changes in gold prices. Consequently, a sustained downward trend in gold prices could negatively affect the future of the Corporation’s operations. See “Risk Factors – General Risk Factors – Gold Price Volatility.”

MINING IN VENEZUELA

     The Las Cristinas project and the Corporation’s mining concessions and leases are located in Venezuela.  The following is a brief description of certain aspects of mining in Venezuela.

Venezuela

     Venezuela is a democratic federal republic comprising 23 states, two federal territories, one federal district and 72 federal dependencies.  The Republic is governed by a National Executive, comprising an elected President and an appointed (by the President) Council of Ministers, and an elected 165 member unicameral National Assembly.

     The President is elected for a renewable (one-time) six-year term.  The current President is Hugo Chávez Frías, the leader of the Movimiento Quinta República (MVR).  Mr. Chávez was elected to his first six-year term as President in 2000.  He defeated a recall referendum organized by opposition political parties in 2004.  In early December, 2006, President Chavez was elected for another six year term which commenced in February, 2007.

     Venezuela’s natural resources sector is dominated by the hydrocarbon sector.  In 2006, oil and natural gas production represented approximately 30% of Venezuela’s gross domestic product and approximately 90% of its exports.  Mineral production, primarily bauxite, alumina and primary aluminium, iron ore and steel, gold and diamonds, represented less than 1% of Venezuela’s gross domestic product.
     The Guayana Region of south-eastern Venezuela, an area that is rich in minerals and covers approximately one-half of Venezuela, is one of the areas included in Venezuela’s efforts to diversify its economy away from petroleum and natural gas.  The CVG is a decentralized autonomous public administrative institution created in 1960 pursuant to the Law for the Development of Guayana and is responsible for the development and administration of the Guayana Region.  The CVG, directly and through its subsidiary companies, is involved in the mining and production of bauxite, alumina and primary aluminium, iron ore and steel and gold as well as electricity and cement.  The CVG is Venezuela’s second largest industrial group after Petróleos de Venezuela, S.A., the state-owned petroleum and natural gas company.
     The Guayana Region is the primary source of Venezuela’s hydroelectric capacity, including the Guri Dam that supplies over 67% of Venezuela’s electricity requirements.  Electricity costs in Venezuela are low by world standards.
         Venezuela has entered into bilateral investment treaties with a number of countries, including Canada.
Mining Law

                 Introduction

         Under the Venezuelan constitution, all hydrocarbon and mineral resources belong to the Republic.  The Mining Law of 1999 (“VML”) regulates the exploration and exploitation of mineral resources (other than some industrial minerals not found on government lands).  MIBAM (formerly, the Ministry of Energy and Mines) is responsible for administering the VML.
      The VML permits the exploration and exploitation of mineral resources in several ways, including exploration and exploitation by private parties pursuant to mineral concessions granted by the MIBAM and direct exploration and exploitation by the Government of Venezuela.
                 Mineral Concessions

                 Regulatory Title Process

         At the end of May 2006, MIBAM submitted a draft mining law (the “Mining Bill”) to the Venezuelan National Assembly that represented the outcome of the announcement originally made in September 2005 by the Government to the effect that the Government intended to amend the mining law to enable the Government to exercise better control over the nation’s mineral rights. The Government further stated that the amendments to the mining law would specifically target properties that were idle due to the title-holders’ failure to comply with the terms and conditions of the underlying title. A mining sub-commission, chaired by Deputy José Ramon Rivero, was mandated to manage the legislative process for the Mining Bill. At a public function held in Tumeremo, Bolivar State on July 31, 2006 to address the mining community, as represented by both small scale miners and large commercial mining representatives, Deputy Rivero reiterated that the Mining Bill was not aimed at active gold properties but rather at those properties that had been inactive or abandoned for the past several years. He noted that the only CVG contracts that would be terminated were those granted up to 1999 by the CVG and which should have been active. In particular, Deputy Rivero noted that the Government does not consider the Las Cristinas project to be abandoned or idle since it has remained an active project, being advanced towards production. Deputy Rivero went on to publicly state that active mining contracts of such projects will remain in effect.

     Mineral Concession Taxes
         Holders of gold mineral concessions are required, from the fourth year of the concession, to pay a surface tax according to a sliding scale, from a minimum of 0.14 tax units per hectare (one tax unit equals approximately US$15.30) for years four to six and for concessions of up to 513 Ha, to a maximum of 0.38 tax units for years seventeen and over and for concessions over 11,286 Ha. Once production begins, concession holders are required to pay exploitation tax of, in the case of gold, 3% of the Caracas commercial value of the refined metal produced. Surface tax is reduced by the amount of exploitation tax paid, and is therefore nil once the exploitation tax paid equals or exceeds the surface tax due.
                Ownership of Concessions

                There are no restrictions on who (domestic or foreign) may hold mineral concessions.  Mineral concessions may not be transferred without the consent of the MIBAM.
         Sale of Production

         Except for gold, there are no restrictions on the right to sell mineral production in world markets.  In the case of gold, concession holders must offer to sell at least 15% of their gold production at world market prices to the Venezuelan Central Bank, which may or may not elect to purchase such amount.  The balance may be exported with the permission of the Venezuelan Central Bank.
                 Direct Exploitation

        The Government of Venezuela may reserve for itself, through a decree, the right to directly explore and exploit specific areas or some or all of the minerals within specific areas.  Direct exploration and exploitation may be carried out either by the State itself through the MIBAM or by other public entities such as the CVG.  The effect of such a reservation is to prohibit the grant of mineral concessions over these areas to private parties.
        Operation Agreements

         If the Government of Venezuela has reserved direct exploration and exploitation of minerals for itself, the MIBAM or the public entity may enter into operation agreements with third parties with respect the exploration and exploitation of the reserved minerals.
Environmental Laws

                 General

         Venezuela has a comprehensive set of environmental laws administered by the Ministry of the Environment and Natural Resources (“MinAmb”).
         Venezuela is also party to a number of important international conventions and treaties concerned with environmental protection and nature conservation.
                 Environmental Impact Study

         All mining projects require a land use permit and an authorization to affect the natural resources, both of which are issued by MinAmb.  The granting of the permit to affect natural resources is dependent on approval of an EIS by MinAmb.  The EIS process includes the filing of a comprehensive environmental, socio-economic and cultural impact study by the developer of the mining project. In addition, approval of the feasibility study by MinAmb is required before MinAmb will issue the environmental authorization. In June 2007, MinAmb approved the Las Cristinas EIS and, based on this approval, the Company posted a Compliance Guarantee Bond and paid certain surface taxes.

        Mine Closure and Remediation

         All developers of mining projects have a general obligation to reclaim the environment to a productive condition when the project is completed.  Specific laws regarding mine closure and remediation are limited.  Such matters are normally covered in authorizations to affect the natural environment issued by the MinAmb.
Taxation
        Corporate Income Tax

         Venezuelan corporations and non-Venezuelan corporations carrying on business in Venezuela through a permanent establishment (i.e., Venezuelan branches) are subject to corporate income tax on their worldwide income (in the case of a Venezuelan corporation) or their income attributable to the permanent establishment (in the case of a Venezuelan branch) at a maximum rate of 34%.  They are also subject to municipal tax of between 0.5% and 10% of their gross revenues depending on the municipality where they carry on business and the nature of their business.
         In determining taxable income, Venezuelan corporations and branches are subject to a system of inflation adjustments.  If it owns a mining project, at the time the project is completed, a Venezuelan corporation or branch must revalue its non-monetary assets, liabilities and equity in line with inflation since acquisition and pay a one-time tax of 3% of the amount of the revaluation increase.  At the end of each taxation year thereafter, the corporation or branch must revalue its non-monetary assets, liabilities and equity in accordance with the inflation rate.  The corporation’s or branch’s taxable income for the taxation year may increase or decrease as a result of the adjustment.
         Venezuelan corporations and branches are entitled to amortize their capital assets on a straight-line basis over the useful life of the assets.  Foreign exchange gains and losses are included in calculating income.  Losses may be carried forward for three years in the case of operating losses and one year in the case of inflation adjustment losses from the year in which they are incurred.
                 Dividends and Branch Profits Tax

         Dividends paid by Venezuelan corporations are subject to withholding tax at the rate of 34%.  This withholding may be reduced under applicable tax treaties.
        Net earnings repatriated by Venezuelan branches are subject to a branch profits tax of 34%.  This rate may be reduced under applicable tax treaties.  The tax does not apply to net earnings reinvested in Venezuela for a minimum period of five years.
         Only those dividends and repatriations that originate from income that has not been subject to corporate income tax at the corporation or branch level are subject to the dividend withholding or branch profits tax.
         VAT and Import Duties

         Venezuelan corporations and branches are required to pay value added tax (“VAT”) of 9% (reduced from 11% on July 1, 2007) on goods and services purchased by them, including imported goods and services.  They may recover the VAT paid by them from the VAT charged and collected by them on goods and services sold by them in Venezuela.  Export sales are subject to VAT of 0%.  Exporters recover VAT previously paid by them through certificates issued to them by the Ministry of Finance.  The certificates may be used as a credit against future VAT and income taxes or may be transferred to third parties for value and thereby monetized.
         Import duties of various rates are also payable on goods imported into Venezuela.
         A Venezuelan corporation or branch that is proposing to carry out a mining project that is in the national interest may apply to the National Executive for exoneration from the VAT and import duties applicable to machinery and equipment imported by it into Venezuela for the project.  The Corporation has applied for an exoneration of VAT during the construction phase of Las Cristinas.

        Science and Technology Contribution

         Venezuelan mining operations must invest in, or contribute to science and technology projects an amount equal to 1% of gross income during each taxable year.  The amount to be invested or contributed is based upon the previous year’s gross income.  Any amount not invested or contributed during the taxable year must be paid to the Ministry of Science and Technology.
        Tax Treaties
         Venezuela has entered into tax treaties with a number of countries including Canada.
Exchange Controls

         Venezuela reintroduced exchange controls in February 2003.
Access to foreign currency is subject to a process of application and approval.  All foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate.  Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate.  Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements.  They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.
LAS CRISTINAS PROJECT

The information set out below is based on, among other things, the 2007 Technical Report Update.
 Copies of the 2007 Technical Report Update are available for review on the SEDAR website at www.sedar.com.  The 2007 Technical Report Update is the Corporation’s current base case and Technical Report for purposes of NI 43-101.
 The 2007 Technical Report Update is incorporated by reference into this Annual Information Form for purposes of satisfying certain of the disclosure requirements of National Instrument 51-102 and Form 51-102F2 with respect to the Las Cristinas project including mineralization, drilling, sampling, analysis and security of samples and metallurgical test work.
Location and Property Description
The Las Cristinas project is located in Sifontes Municipality in Bolivar State, Venezuela, approximately 6 km west of the village of Las Claritas and approximately 360 km south of Puerto Ordaz and 670 km southeast of Caracas.
The Las Cristinas project encompasses four principal zones of mineralization including the Conductora – Cuatro Muertos and Potaso (termed “Conductora” for simplicity), Mesones – Sofia (“Mesones”), Cordova and Morrocoy areas, which together constitute the Las Cristinas Deposits.  The Las Cristinas Deposits are located on four contiguous areas, Las Cristinas 4, 5, 6 and 7, that total 3,885.6 Ha in extent.

                The relative locations of the Las Cristinas Deposits are shown in the following map:

Mining Operation Contract

                 The Corporation’s interests in the Las Cristinas Deposits are derived from:
●            a Presidential decree pursuant to which the Government of Venezuela reserved for itself, through the Ministry of Energy and Mines, the direct exploration and exploitation of the gold ore located in the Las Cristinas Deposits and granted to the Ministry of Energy and Mines the right to contract with the CVG the activities required to carry out such exploration and exploitation;
●            an agreement between the Ministry of Energy and Mines and the CVG pursuant to which the Ministry of Energy and Mines granted to the CVG the right to explore and exploit the gold ore  located in the Las Cristinas Deposits and to enter into operation agreements with third parties for such purposes; and
●             a mining operation contract between the CVG and the Corporation dated September 17, 2002 (the “Mining Operation Contract”).

         See “Mining in Venezuela ‑ Mining Law – Direct Exploitation.”  English language translations of the Presidential decree, the agreement between the Ministry of Energy and Mines and the CVG and the Mining Operation Contract referred to above are attached to the Annual Information Form as Schedule D

         The principal provisions of the Mining Operation Contract are summarized below.
 ●             Authorization.  The CVG authorized the Corporation and the Corporation agreed to make all investments and carry out all works necessary to explore, develop, exploit, commercialize and sell the gold mineral contained in the Las Cristinas Deposits for the CVG.
 ●              Fees and Payments.  In consideration for its services, the Corporation is entitled to a fee equal to the value of the gold produced from the Las Cristinas Deposits less:
(a)           the following royalty to which the CVG is entitled based on the commercial value of the gold produced from the Las Cristinas Deposits:

Commercial Value	Royalty
less than US$280 per ounce	1.0%
equal to or more than US$ 280 per ounce and less than US$350 per ounce	1.5%
equal to or more than US$350 per ounce and less than US$400 per ounce	2.0%
more than US$400 per ounce	3.0%

(b)           the Venezuelan exploitation tax payable by the CVG equal to 3% of the commercial value of the refined gold produced from the Las Cristinas Deposits.
The Corporation is required to pay the exploitation tax on behalf of the CVG and is entitled to be reimbursed by the CVG .
 ●             Covenants.  The Corporation is required, among other things, to: prepare and present to the CVG for approval annual production plans (which include information with respect to capital investments, production volumes, processing capacity, operating costs, number of workers, projected price of gold and income from sales of gold and other material information relating to such matters) and annual and life-of-mine development plans (which include operational information relating to volumes of excavation, waste exploitation, handling of effluents and information with respect to environmental protection and security and other material information relating to such matters); provide certain social development programs (including employment and training programs for employees and groups of informal miners, improving community health care facilities, providing local housing and infrastructure improvements to water and sewage systems and road access to the project site); compensate the CVG for loss of profits if the project fails to meet approved production volumes for reasons other than as a result of force majeure; and carry out its activities in accordance with applicable Venezuelan environmental, mining and other laws and in accordance with principles of sustainable development.
 ●             Non-Assignment by the Corporation.  The Corporation is not permitted to assign the Mining Operation Contract.
 ●             Term and Termination.  The term of the Mining Operation Contract is 20 years subject to extension by the parties for two renewal terms (each 10 years).  The Mining Operation Contract may be terminated by either party on 90 days’ written notice if the other party defaults in the performance of its obligations under the Mining Operation Contract.
 ●            Dispute Resolution.  If a dispute arises under the Mining Operation Contract that the parties are unable to resolve, the parties have agreed to refer the matter for determination to tribunals of Bolivar State, Venezuela.
 ●             Governing Law.  The Mining Operation Contract is governed by the laws of Venezuela.

Accessibility, Physiography and Climate and Local Resources and Infrastructure
                Accessibility

         The Las Cristinas project is accessed by road, and is approximately five hours’ drive southeast from Puerto Ordaz.  The Troncal 10 route consists of a four-lane highway for approximately 55 km and continues for approximately 280 km thereafter as a well-maintained two-lane paved road to the camp-site turn-off at Kilometre 84.  From there, the Project is accessed via a 19-kilometre all-weather, unsealed road, the upgrading of which was completed by the Corporation in November 2005.  The route of the unsealed road was designed to bypass local villages.
         Puerto Ordaz is a port city located on the Orinoco River with access to the Atlantic Ocean and is served by a number of airlines with numerous daily flights to Caracas and other major cities in Venezuela.  The nearest commercial airstrip to the Project is at El Dorado, which is located approximately 100 km north of the camp-site towards Puerto Ordaz.  A charter flight from Puerto Ordaz to El Dorado takes approximately one hour.  An airstrip at Las Cristinas allows for the landing of small aircraft.
                 Physiography and Climate

        The Las Cristinas project is located in a flat area with scattered, rounded hills that reach a maximum height of 30 m.  The average elevation is 130 m above sea level.  Four streams (the Amarilla, Las Claritas, Sofia and Morrocoy) flow through the property.  These streams are sinuous due to the low topographic gradient across the Project area and flood their banks at times during the wet season.  About 900 Ha of the Project area has been deforested during mining by itinerant miners.  Hydraulic mining has led to flooding of pits and the accumulation of poorly consolidated tailings material which complicates access to the eastern part of the Project area where mineralization is located closest to the surface.
         The climate is tropical and humid. Temperatures typically range from 22°C to 36°C and operations can be conducted year round.  Average annual rainfall is approximately 3.3 m, most of which falls in hour-long cloudbursts during the day.  Average annual evaporation is approximately 1.8 m.  The rainy season extends from May to October with a short rainy season in December.  Rainfall in the relatively dry season is usually less intense than in the rainy season.
         Undisturbed primary vegetation is typical of the Sub-Amazon type rain forest.  Large trees dominate the forest, with their canopy up to 30 m above the ground.  The forest floor is relatively open.  Secondary vegetation, which has now invaded the mined or otherwise disturbed areas, consists of smaller trees, shrubs, creeping vines and various grasses.  This secondary growth tends to be denser than the primary vegetation.
                 Local Resources and Infrastructure

        There is sufficient infrastructure in the region to support mining operations.  Additional personnel will, however, have to be brought in for construction and mining operations.  It is expected that the Corporation will employ approximately 400 individuals at the height of production. All salaried supervisory and technical labour, other than a few expatriate positions, are expected to be Venezuelan nationals. It is expected that over time, Venezuelan personnel will occupy all of the positions initially staffed with expatriates.  There is ample water and land surface for mining, plant sites and tailings disposal.
         An existing construction camp has been refurbished.  The administration offices and dining facilities are fully functioning.
         Power requirements will increase from an average of about 10 MW at the commencement of construction to about 30 MW when the plant is in full production.  A 400 KVA power line (with a capacity of 300 MW and a current demand of approximately 100 MW) runs within 6 km of the Las Cristinas project to supply power to Brazil.  The Government of Venezuela has installed a substation near the town of Las Claritas that is capable of supplying the Las Cristinas project.  Power to the site will be carried via a new overhead power line, a distance of approximately 6 km, and will terminate at a new substation located on the Las Cristinas project.

History
     Gold was first discovered in the Las Claritas area in 1920.  Gold mining at the Las Cristinas project site was initiated in the 1930s and continued sporadically on a minor scale until the early 1980s when a “garimpeiro” (itinerant, informal miners) gold rush occurred, with some 5,000 to 7,000 garimpeiros working alluvial and saprolite-hosted gold deposits using hydraulic mining techniques.  The amount of gold recovered is unknown.  Much of the Las Cristinas project site is covered with tailings from this early mining.
        After extensive exploration and development, Placer Dome Inc. (PDI) announced commencement of construction of the Las Cristinas mine on August 2, 1997. The inauguration took place at the site with officials of PDI, CVG, and representatives of the Venezuelan government present. On January 20, 1998, PDI announced that its operating company in Venezuela, Minera Las Cristinas C.A. had decided to suspend construction. Construction resumed in May 1999, but was again suspended on July 15, 1999, due to uncertainty with respect to gold prices and title. Up until that time, PDI had reportedly spent US$118 million on the project.
         See also “Legal Proceedings – Withdrawal of MINCA Litigation.”
Geology and Mineralization

                 Regional Geology

        The Las Cristinas project is located in the granite-greenstone terrain of the Guyana Shield.  The Guyana Shield underlies the eastern part of <?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />Venezuela, Guyana, Surinam, French Guiana and parts of northern Brazil and was contiguous with parts of west Africa prior to the opening of the Atlantic Ocean in the Jurassic period.  Three major geologic subdivisions have been established for the Guyana Shield:  Archean rocks older than 2.5 billion years consisting of high-grade metamorphic gneiss, local charnockite and widespread granitoid bodies; sedimentary and volcanic rocks of Early Proterozoic age which have undergone compressional tectonism and metamorphism and were intruded by syn-orogenic granites of Trans-Amazonian Orogeny; and mid-Proterozoic continental clastic units of Roraima Formation which unconformably overlie the Early Proterozoic rocks.
                Local Geology

        Weathered Profile

        The weathered profile at Las Cristinas includes an upper layer of ferralitic soil (up to 2 m thick) overlying a thin mottled clay zone (averaging 2 m thick), which in turn overlies a saprolite zone, which is generally 20 m to 60 m thick and locally over 90 m thick.  The saprolite is subdivided into an upper oxide saprolite horizon, which is practically devoid of copper, and a lower sulphide bearing saprolite horizon that is enriched in copper.  The oxide saprolite is red ochre in colour while the sulphide saprolite has a greenish hue.  The oxide and sulphide saprolite contact is sharp in some areas of the deposit, while in others is separated by a transitional zone, called mixed saprolite, which contains both metal oxide and sulphide minerals.  The saprolite typically overlies saprock; material in which the texture of the original rock is evident, but which is soft due to the abundance of clay minerals generated by weathering.  The saprock layer ranges in thickness from a few metres to a few tens of metres in extreme cases.  The upper 50 m of bedrock is characterized by centimetre-sized vugs and voids derived from the weathering of carbonate veins and carbonate matrix.  This zone is termed carbonate-leached bedrock.
        Structure

        Two major fabric orientations are evident throughout the Las Cristinas Deposits.  The older foliation (S1) consists of a moderately to intensely developed cleavage that is sub-parallel to bedding.  The S1 foliation strikes north-south and dips at about 40° to the west in the Conductora area.  This foliation rotates in the Cordova and Mesones areas to a northwest strike and a steeper dip of 30° to 70° to the southwest.  The S1 foliation contains a strong stretching lineation that plunges to the southwest and probably relates to fabric development in a major, regional shear zone.
        The S2 fabric is a spaced foliation that is axial planar to kink-folds.  It strikes southeast and dips gently (about 36°) to the northeast.

        A northeast-striking post mineral fault separates the Conductora – Cuarto Muertos – Sofia area from the Mesones – Morrocoy – Cordova zone.  The fault zone is intruded by steep, southeast – dipping post-mineral diorite-gabbro dykes.
        The Las Cristinas Deposits are cut by a system of post-mineral dioritic dykes that dip shallowly to the southeast and are arranged in an upward-stepping en echelon pattern.
        Alteration

         Various alteration assemblages are evident in the Las Cristinas Deposits.  These include:
 ●               Widespread albite development in veins and as replacements of other minerals;

 ●               Potassic alteration occurs as K-feldspar replacements and veins.  However a pervasive secondary biotite – magnetite assemblage is the dominant expression of K-silicate alteration throughout the Las Cristinas Deposits.  Calcite is associated with the biotite-magnetite assemblage;

 ●               Quartz-tourmaline assemblages with minor topaz;

 ●               Quartz-muscovite-pyrite constitutes phyllic alteration and;

                 ●               Ubiquitous iron-rich chlorite, epidote and calcite which are superimposed on the alteration assemblages described above.  This superimposition is evident in the common partial replacement of secondary biotite and tourmaline by chlorite

        Alteration minerals in the Las Cristinas Deposits have a roughly concentric distribution.  The exception is albite, which is widespread and appears to predate the majority of the other alteration assemblages. Quartz-tourmaline alteration is most strongly developed in near-vertical breccia pipes in the Mesones - Sofia area where it occurs with traces of topaz.  Tourmaline decreases in abundance in all directions away from the Mesones - Sofia centres.  K-silicate alteration extends from Mesones - Sofia to the footwall of the mineralized zone in the east, to the southern margin of the Conductora area in the south and to the western part of the Cordova area in the west.  K-silicate alteration is represented by the ubiquitous secondary biotite – magnetite assemblage, whereas K-feldspar is concentrated in the Mesones - Sofia area.  The chlorite-calcite-epidote assemblage is located outboard of, and superimposed on, the K-silicate zone.  Phyllic alteration is most strongly developed in the upper parts of the Mesones – Sofia breccia pipes.
                 Mineralization

Primary mineralization in hard rock
      Sulphide content in the Las Cristinas Deposits is highest in the Mesones deposit where the quartz-tourmaline breccias contain up to 30% total sulphides locally with an average total sulphide content of approximately 5%.  Sulphide content decreases southward into the Conductora deposit where the maximum sulphide content is up to 5% locally with an average of approximately 2%.  This change in sulphide content is accompanied by a change in sulphide species: pyrite-chalcopyrite in the Mesones area is associated with minor molybdenite, whereas the content of chalcopyrite and molybdenite decrease southwards in the Conductora deposit and westwards into the Cordova area.  The sulphide assemblage in the southern part of the Conductora deposit and to the west in the Cordova zone is strongly dominated by pyrite with minor chalcopyrite and no molybdenite.
         On a microscopic scale, gold can be found as free grains in quartz and as blebs and fracture fillings in pyrite and/or chalcopyrite. In the Conductora deposit, gold grade is crudely proportional to sulphide content to the extent that gold grade can be roughly estimated from the sulphide content of the interval.  However, this relationship breaks down in the Mesones deposit where significantly higher sulphide content does not coincide with significantly higher gold grades: in fact, the average grade of Mesones is very similar to that of the Conductora deposit (1.1 g/t gold in Mesones versus 1.2 g/t gold in Conductora).  The bulk of the economic mineralization is hosted by the biotite-magnetite alteration, although some of the highest-grade gold mineralization is hosted by the cross-cutting epidote-calcite-chlorite veins.

         Chalcopyrite is essentially the only copper mineral in the hard rock beneath the saprolite; hence copper grades correlate directly with chalcopyrite content in the Las Cristinas Deposits.  In contrast to the average gold grade of the Mesones and Conductora deposits being similar, the average copper grade of the Mesones deposit is approximately triple  that of Conductora (0.10% in Conductora versus 0.29% in Mesones).  The average grade of copper in the Las Cristinas Deposits is 0.11%.
         Sulphides occur as replacements, disseminations, clots, blebs, sulphide veinlets and also in veinlets with quartz and other  alteration minerals throughout the Las Cristinas Deposits.  The higher sulphide content in the Mesones deposit is evident in more extensive replacements and denser disseminations than are evident in the Conductora or Cordova areas.  Many sulphide grains and stringers lie within the plane of the foliation while many disseminations and blebs cut across the S1 foliation.   Areas of intense cleavage development are characterised by sulphide blebs that are flattened into the plane of the S1 foliation.  The majority of quartz-carbonate-sulphide veinlets lie in the plane of the foliation.  Veinlets that cross-cut the foliation show successive rotation into the plane of the foliation in areas of stronger fabric development.   These features are interpreted to indicate that sulphide mineralization, and therefore copper and gold mineralization, occurred during and partially post-dated, S1 cleavage development.  Sulphide accumulations are clearly folded by, and hence predate, the S2 foliation.
         Mineralization occurs in sub-parallel units that dip to the west at about 40° parallel to bedding and to the S1 foliation.  Well mineralized zones coincide with moderate to intense cleavage development and fragmental metavolcanic units and the poorest mineralization is in competent metavolcanic units such as basaltic lava flows in which cleavage is typically poorly developed.  The important role that stratigraphy plays in hosting mineralization dictates that the deposit is stratiform, consisting of well mineralized zones separated by poorly mineralized units typically composed of impermeable basalt lava flows.  Intrusive stocks, which cross-cut stratigraphy, are similarly poor hosts for mineralization due to their mechanical competence and related poor permeability.
         Down-dip continuity of mineralized zones has proved to be excellent in deep drilling. The overall true thickness of the gold mineralization envelope throughout the Conductora deposit reaches a maximum width of 500 m. Some individual higher-grade gold zones (>1g/t) exceed 100 m in thickness.  Please see Figure 9.1 of the 2007 Technical Report Update for a graphic depiction of the distribution of gold mineral zones on cross section.
        Saprolite

        The copper content of the upper part of the saprolite is minimal due to natural oxidation and subsequent leaching of copper minerals in the oxide saprolite.  The dissolved copper precipitates as secondary minerals in the sulphide saprolite, forming a “copper blanket”; a layer that is enriched in copper and which consists mainly of secondary copper minerals.  The Las Cristinas Deposits contain a poorly developed copper blanket that is typically 5-20 m thick and which contains chalcopyrite, chalcocite and covellite in addition to pyrite.
         Gold mineralization is largely unaffected by oxidation and its grade and distribution throughout the saprolite is similar to that of the original hard rock prior to weathering.  Hence, alternating zones of good and poor gold grade as described above, can be traced  through the saprolite from the hard rock below.
Drilling, Sampling and Data Verification

         The most detailed exploration work on the property was carried out by Placer Dome Inc. (“Placer”), the previous holder of an interest in the Las Cristinas Deposits (see “Legal Proceedings ‑ Withdrawal of MINCA Litigation”).  The work included:
●              mapping and rock sampling (geologic mapping was done at scales of 1:5,000 and 1:500 and over 1,200 samples were collected);

●              soil sampling (approximately 3,700 samples were taken from upper saprolite on a 50 m by 100 m grid in the main mineralized zones and on a 50 m by 200 m grid in the peripheral areas); soil samples were analyzed for gold;

●              drilling of 1,174 drill holes totalling over 150,000 m;

·
●               geophysics (ground and airborne-magnetic programs, as well as induced polarization, radiometric and transient electromagnetic surveys); and

●               tailings evaluation.
        The work performed by PDI culminated in a comprehensive feasibility study in 1996, which was subsequently updated in 1998.
        Under the Mining Operation Contract, the Corporation obtained an electronic database that included results of drilling, as well as topographic, geologic and engineering data derived from previous work completed by PDI.  The database included geological information on 160,600 m of drilling and trenching, 162,806 gold assays, 145,547 copper assays, 60,655 cyanide-soluble copper assays and 145,221 silver assays.  As part of the preparation of the MDA Report, MDA visited the Las Cristinas site in October 2002 and found drill pads, drill collars, drill cores and samples and photographs of core that supported the method of work that Placer reported to have been used in the exploration and evaluation of the Las Cristinas Deposits.  In addition, MDA took independent samples of core, pulps and coarse rejects as part of the verification process.  MDA concluded that Placer’s exploration and sampling procedures conformed to, or exceeded, industry standards.
         In 2003, the Corporation completed a six-week, 2,199 m drill program designed to validate the historic project work.  MDA was on site for the first three weeks of the program.  The program included 12 diamond drill holes from which 1,016 half-core samples were taken for analysis.  In addition, the Corporation analyzed 341 quarter cores, 198 coarse rejects and 259 pulps left at the site by Placer.  As part of the verification program, blanks and standards were systematically inserted into the sample stream.  MDA supervised drill sampling, sample collection and sample packaging for the first half of the program.  Independent laboratories conducted sample preparation and assaying.  MDA also took independent core samples to verify the work completed by the Corporation and requested that existing drill hole collars be surveyed by an independent contractor.  As part of the MDA Report and following the completion of the verification program, MDA concluded that the Las Cristinas database could be used for feasibility level study and mineral reserve and resource estimation.
         The Corporation completed an 18-hole, 7,131 m drill program in 2004 and a further 5,419 m in 14 bore holes in 2005. Drilling in these two programs was focussed in the western and southern parts of the modeled Conductora pit shell. The objective of these programs was to infill drill sparsely drilled areas to upgrade resource classification and ultimately increase the reserve.
         The Corporation completed a 46-hole drill program (13,574 metres) producing 12,178 samples from November 2006 through to February 2007.  The drilling program focused on three areas of the Las Cristinas property: (1) the western margin of the planned Conductora pit where mineralization is open at depth down-dip; (2) the extreme southwest of the planned Conductora pit where a sheet of relatively shallow ore was discovered in the hanging wall of the main Conductora ore zone in previous drilling; and (3) the Morrocoy zone which lies in the northern part of the property. Known mineralization in the Morrocoy zone has similar characteristics to that of the Conductora area which contains the bulk of the known mineral ore reserves at Las Cristinas. Previous drilling of the Morrocoy zone was relatively wide-spaced to the extent that known mineralization there is classified as an inferred mineral resource. Crystallex believes that there is sufficient continuity of mineralization at Morrocoy to warrant denser drilling with the objective of upgrading the inferred mineral resources to the measured and indicated category. If this objective is achieved, the Morrocoy zone could contribute to an increase in the overall mineral reserves at Las Cristinas.
         MDA was contracted to undertake the updated reserve and resource estimate incorporating the results of the 2006-2007 drilling program. The revised reserve and resource estimate was prepared by MDA under the direction of Steven Ristorcelli, P. Geo., Scott Hardy, P. Eng., Thomas Dyer, P.E., all independent qualified persons for the purposes of National Instrument 43-101, with geological and sampling input from Dr. Richard Spencer, P. Geo., formerly Crystallex’s Vice President Exploration, who is a qualified person for the purposes of National Instrument 43-101. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling are reasonably assumed, but not verified.

         Drilling was undertaken by Majortec of Moncton, New Brunswick. The program was managed by Mr. Gustavo Rodriguez, M.Sc., Chief Geologist - Las Cristinas, under the direction of Dr. Richard Spencer, P.Geo., formerly Crystallex’s VP Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Quality Assurance and Quality Control (QAQC) procedures were managed by an external consultant, Mr. Trevor Nicholson, B.Sc. Chem., of Nicholson Analytical Consulting (NAC) of Comox, British Columbia, who is an Assay Chemist by training.  NAC reviewed the proposed QAQC procedures prior to drill start-up and subsequently audited field procedures.  Mr. Nicholson was on site for about 40% of the duration of the program.  All assay results from this drill program were sent to Mr Nicholson directly by the assay laboratory, SGS in Lima, Peru, for QAQC review.  Mr Nicholson had the Corporation’s authorization to request re-assay of sample sequences which failed QAQC.  Only once samples had passed QAQC were the results deemed acceptable by the Corporation. Although only involved in the design of the QAQC program, NAC noted no irregularities in any areas of the drill program.  Mr. Steven Ristorcelli, of MDA, undertook an on-site review of logging, sampling and QAQC procedures during the drill program.

         Assays were conducted on ½ NQ core sampled at continuous one-metre intervals. Certified standards were inserted at an average of one per 20 samples, field blanks at one per 30 samples, while both ten mesh and quarter-core duplicates were inserted at intervals of approximately 50 samples.  Duplicates of pulps and 10-mesh material were taken at intervals of approximately 1 in 50 samples for assay by a second, independent laboratory.  The core samples were prepared by Societe Generale de Surveillance (“SGS”) at their facility in El Dorado, Venezuela and analysis of the samples was done by SGS in Lima, Peru.  Assay results were reported to NAC who communicated directly with personnel at SGS in Lima regarding assays that initially failed QAQC.  Once the reassay results had met the QAQC requirements, NAC forwarded the QAQC-compliant data to MDA and Crystallex for incorporation into their respective databases.  The independent laboratory used for check assays on pulp and 10-mesh duplicates was ALS-Chemex in Lima, Peru.

Mineral Reserves
The estimated mineral reserves at the Las Cristinas project as at December 31, 2007, were as follows:

	Mineral Reserves(1)	Average Grade		Contained Gold
	(tonnes – 000’s)	(g/t	)	(ounces – 000’s)
Proven	112,761	1.24		4,483
Probable	351,601	1.10		12,379
Total	464,362	1.13		16,862

_______________
Notes:

(1)
The mineral reserves estimated by MDA are based on a US$550 per ounce gold price and cut-off grades ranging from 0.33 grams of gold per tonne to 0.57 grams of gold per tonne depending on the mineral type.

Additional Mineral Resources

The estimated additional mineral resources at the Las Cristinas project at December 31, 2007, were as follows:

	Mineral Resources(1) (2)	Average Grade		Contained Gold
	(tonnes – 000’s)	(g/t	)	(ounces – 000’s)

Measured	33,380	0.84		897
Indicated	131,641	0.71		3,002
Total Measured and Indicated	165,021	0.73		3,899

Total Inferred	229,626	0.85	6,276

_______________
Notes:

(1)
The resources are estimated to the standard and requirements stipulated in NI 43-101 and meet Canadian Institute of Mining classifications. The mineral resources estimates are based on a cut-off grade of 0.5 grams of gold per tonne.

(2)	Mineral resources are in addition to and do not include mineral reserves.

2007 Technical Report Update

In September 2003, SNC-Lavalin and other independent consultants (including MDA) completed the 20,000 TPD Feasibility Study. The 20,000 TPD Feasibility Study was approved by the CVG in accordance with the terms of the Mining Operation Contract in March 2004.

In August 2005, SNC-Lavalin and other independent consultants (including MDA) completed the 2005 Development Plan, a comprehensive update of the 20,000 TPD Feasibility Study.  The 2005 Development Plan was commissioned to incorporate a number of design enhancements and to include a review of capital and operating cost estimates.

 In November 2007, MDA and other independent consultants (including SNC-Lavalin) completed the 2007 Technical Report Update on the Las Cristinas Project which updates components of the 2005 Development Plan.    The 2007 Technical Report Update incorporates several factors, including:

•	A 46-hole, 13,574 m drill program that was completed by the Corporation in 2007, results of which were press released on May 1, 2007 and June 22nd, 2007.

•	A new pit design based upon a $550 per ounce gold price.

•	Revised estimates of capital and operating costs.

The 2007 Technical Report Update serves as the Corporation’s current NI 43-101 compliant technical report.  The conclusions, estimates and findings of the 2007 Technical Report Update are set out below.

•
Mining.  Mining at Las Cristinas will be by conventional open-pit methods using excavators and haul trucks.  The production schedule contemplated under the 2007 Technical Report Update provides for processing 20,000 tonnes of ore per day (7.3 million tonnes annually), an overall stripping ratio of 1.38:1 and an expected mine life of 64 years.

•
Processing and Recovery.  Processing will consist of crushing, semi-autogenous primary grinding and secondary ball mill grinding.  A gravity circuit is contemplated to recover free gold.  Gold extraction will be achieved using a conventional carbon-in-leach circuit.  Under this method of recovery, a slurry of gold ore, carbon granules and cyanide are mixed together, the cyanide dissolves the gold content and the gold is adsorbed onto the carbon and the loaded carbon is separated from the slurry for further processing.  Gold is removed from the loaded carbon by pressure stripping the carbon to produce a pregnant eluate solution, electrowinning the solution to produce gold cathodes and smelting the cathodes to produce gold doré.  Pilot-plant metallurgical testing conducted under the supervision of an independent consultant during the feasibility study resulted in an overall recovery rate of 88.7% for the planned ore blend.

The average annual gold production contemplated is 233,000 ounces for the life of mine and 252,000 ounces for the first five years.

•
Reserves. Reserves at Las Cristinas were calculated using a US$550 per ounce gold price.  The pit design and other physical parameters and costs were updated from previous estimates.  At US$550 per ounce, proven and probable reserves at Las Cristinas are 464 million tonnes grading 1.13 g/t containing 16.86 million ounces of gold.  The strip ratio was decreased from 1.57:1 to 1.38:1.

•
Capital Costs.  The estimated capital costs of the Las Cristinas project are approximately US$356 million, an increase of approximately 22% from the 2005 estimate.  In addition, sustaining capital totalling US$573 million over the 64 years of the mine will be required.

•
Cash Operating Costs.  The estimated average total cash operating costs are approximately US$346 per ounce (including royalties at US$550 per ounce) for the life of mine and approximately US$258 per ounce (including royalties at US$550 per ounce) for the first five years.  Estimates for operating costs increased from US$7.66/tonne of ore to US$9.80/tonne of ore, largely due to revisions in costs and quantities of operating supplies, maintenance supplies and power, revision of staffing levels and labour rates and changes to the mining plans including updates to the mineral resource and mineral reserve estimates.  Operating cost estimates were not significantly affected by the near-global climb in energy costs, a reflection of Venezuela’s extremely low, stable prices for fuel.

Engineering, Procurement and Construction Management

On March 25, 2004, following completion of a competitive bidding process, the Corporation entered into an Engineering, Procurement and Construction Management Contract (the “EPCM Contract”) with SNC-Lavalin relating to the development of the Las Cristinas project.

Detailed engineering and design for the Las Cristinas project was 98% complete by the end of 2005.  All long lead time equipment for Las Cristinas was also purchased during 2004 and 2005.  Equipment which cost approximately $64 million is in storage, principally in Houston (USA), Antwerp (Belgium) and Cape Town (South Africa) and will remain in storage until the commencement of construction at Las Cristinas.  The remaining purchasing of supplies and awarding of service contracts will be undertaken following receipt of the Permit. Project development slowed during 2006  and 2007 while the Corporation continues to wait for the Permit.

The 2007 revised capital cost estimate to construct Las Cristinas is $356 million.  The Corporation has spent $206 million on Las Cristinas since the inception of the EPCM contract in April 2004; however, only about $102 million of this was on items included in the $356 million estimate, thus leaving a balance to spend, once the Permit is received, of $254 million.  The expenditures of $102 million were principally payments for equipment and engineering services.    The balance of the $206 million of expenditures were for items such as camp security, reserve drilling programs, environmental work, community relations projects, among others.  Ongoing expenditures (including site security, camp catering, equipment storage, general site administration and social and community programs) prior to receipt of the Permit are not included in the construction estimate of $356 million.     Upon receipt of the Permit, the Company will renegotiate the main construction contracts that were originally awarded in 2005 and will revise the capital cost estimate for the project.

Permits

In August 2004, the Corporation announced that the land occupation permit (authorizing the occupation and use of the Las Cristinas Deposits for the purpose of mining) had been confirmed by MinAmb.

In April 2004, the Corporation initiated the process for obtaining the required mining permits, including the Authorization to Affect Natural Resources (“the Permit”), by submitting an EIS to the CVG and MinAmb.  The EIS was prepared simultaneously with the feasibility stage of design for the Las Cristinas project.  It has taken more time than expected to conclude the permitting process, however various events have reinforced the Corporation’s confidence in the commitment of the Government of Venezuela (the “Government”) to support the Corporation’s operating agreement.  Among these events are the following developments:

•
The commission established by the National Assembly of Venezuela to investigate the situation in the Las Claritas area of Bolivar State publicly concluded that the respective permits should be granted to the CVG.

•
In February 2006, the Corporation was granted the rights to explore and develop an aggregate quarry by the Mining Institute of Bolivar State (IAMIB). Aggregate is required for the construction of the Las Cristinas project and the proposed quarry is located approximately 1 km from the Las Cristinas project site.

•
In March 2006, MIBAM formally approved the legal, technical, economic, financial and social aspects of the 20,000 TPD Feasibility Study and 2005 Development Plan for the Las Cristinas gold exploitation project.  The official approval of the project by MIBAM is based on the original terms and conditions of the underlying Mining Operation Contract.  Through the MIBAM approval, the

Government has officially sanctioned the Las Cristinas gold project from the technical, economic, financial and social perspective.

•
In May 2007, the Corporation’s project partner, the CVG, was notified by MinAmb that all the requirements for the issuance of the Permit had been fulfilled.  MinAmb approved the EIS for the Las Cristinas gold project and requested that the CVG post a construction compliance guarantee bond and pay certain environmental taxes.  The Corporation posted the requested bond and paid the requested taxes.  No impediments have been raised in discussions with Government officals.

•
In the fall of 2007, the Venezuelan National Assembly’s Commission of Economic Development reviewed the protracted timeline for the issuance of the Permit.  Following their October 4th, 2007 hearings, the Commission issued a report noting that representatives from MinAmb, MIBAM, the CVG and the Corporation had testified at their hearings.  The Commission’s report concluded that the CVG and the Corporation had complied with the feasibility study and other legal and technical requirements, thus allowing for the Permit to be granted by MinAmb.  The Chairman of the Commission recommended MinAmb grant the Permit.

The Corporation continues to meet with senior government officials and is of the opinion that the Government recognizes and values its contractual commitments and working relationships with international companies that have demonstrated both compliance and good corporate citizenship in their dealings with government.  The Las Cristinas project has the published support of the National Assembly, the senior Ministers involved in the permitting process and the senior levels of State and Municipal government. Consequently the Corporation has continued to advance the development of the Las Cristinas project.

The Corporation remains unaffected by the Government’s announced intention in 2005 to change the regulatory title process for the mining industry from a combination of concession and operating contracts based one to one where all future mining rights will be granted through joint ventures or operating contract agreements, since the Mining Operation Contract is consistent with the government’s public references both to the type of operating contract that it intends to implement for the mining industry and to the validity of existing title that is in good legal standing.

OTHER ASSETS

The Corporation’s other assets are also located in Bolivar State, Venezuela and include:

•	Tomi operations – during 2007, mined ore from two open-pit mines and one underground mine, which is delivered to the Revemin mill for processing.

•
La Victoria/Lo Increíble operations – mines ore from the La Victoria open-pit mine, which is delivered to the Revemin mill for processing.  Waste rock from La Victoria is currently being used as a source of aggregate supply for Las Cristinas.

•	Revemin mill – processes ore from the Tomi and Lo Increíble operations to produce gold.

See Operations Review under Management’s Discussion and Analysis for financial information relating to these assets.

Tomi Operations

Overview

The Tomi operations comprise approximately 500 Ha and are held by Mineras Bonanza, C.A. (an indirect, wholly-owned subsidiary of the Corporation) under a concession.  See “Mining in Venezuela – Mining Law – Mineral Concessions.”

In 2007, the Tomi operations consisted of two active open-pit mines (McKenzie and Fosforito) and one underground mine (Charlie Richards).  The Fosforito pit was depleted in early 2008.  Open pit mining ceased at the Milagrito open pit mine at the end of the first quarter of 2006.  Open pit and underground mining is conducted by mining contractors.  The relative locations of the Tomi mines are shown in the diagram below.

Location and Property Description

The Tomi concession is located approximately 16 km northeast of the town of El Callao in the El Callao District, Bolivar State, Venezuela.  El Callao is a three-hour drive south from Puerto Ordaz, the largest city in Bolivar State.  The Tomi property is accessible via an all-weather, northbound dirt road that exits from Highway 10 about 10 km from El Callao.  Ore from Tomi is trucked approximately 21 km to the Revemin mill for processing.  See “Revemin Mill” below.

Physiography, Climate and Local Resources and Infrastructure

The project area lies in open grassland and savannah from which dense vegetation (low tropical forest) has been stripped historically for farming purposes.  Densely treed areas remain along watercourses and in some of the less accessible areas.  The topography consists of gently rolling hills and shallow valleys between the elevations of 140 m and 200 m above sea level.  The climate is tropical with average temperatures of 24°C. Annual precipitation averages 1,200 mm, and mainly falls as tropical downpours during May to September with a second wet season in December-January.

All necessary infrastructure exists at the Tomi concession since the open-pit mines have been in operation since August 2000.

History

The Corporation acquired the Tomi operations from Bolivar Goldfields Ltd. in August 2000.  An extensive exploration program had been implemented in 1993, prior to the Corporation taking ownership of the Tomi operations.  The work included soil and rock sampling, geological mapping, geophysics, trenching, and diamond and reverse circulation drilling. The exploration work culminated in a feasibility study (the “Kilborn Report”) by Kilborn Inc. of Toronto, Canada in 1996.

Geology and Mineralization

The Tomi operations are located in the eastern limb of the “Y”-shaped El Callao greenstone belt.  Stratigraphy in the greenstone belt generally consists of a basal mafic and ultramafic volcanic pile overlain by intermediate to felsic metavolcanic rocks, metavolcanoclastic rocks and metasediments.  This sequence has been subjected to greenschist facies metamorphism.  Most of the economic gold mineralization at Tomi is hosted by gabbro sills that were emplaced near the unconformable contact between the Yuruari Formation and the overlying Caballape Formation.  The Yuruari Formation consists of phyllites and chlorite and sericite schists, while the Caballape is composed of mainly of clastic rocks such as metagreywackes and fragmental metavolcanics of intermediate composition.

The gabbro bodies in the Tomi area show asymmetric folding with near-vertical northern limbs and moderately dipping southern limbs which define steep, southward-dipping axial planes.  Fold axes plunge to the east-southeast at about 40°.  Gold mineralization is spatially associated with southeast-striking shear zones and the most consistent gold grades are located where these structures cut folded gabbro bodies.  Gold mineralization is located in the planar shear zones, but also extends outwards into the limbs of the folded gabbro.

Alteration assemblages distal to mineralization are dominated by chlorite and calcite.  These give way to muscovite-calcite alteration with leucoxene and finally to pervasive K-feldspar masses most proximal to mineralization.  Gold mineralization has a strong association with pyrite and is concentrated in the muscovite-pyrite selvages adjacent to quartz-calcite veins.  Black tourmaline is ubiquitous although no clear relationship with gold mineralization has yet been recognized.

Drilling, Sampling and Data Verification

The Corporation has undertaken more than 40,000 m of drilling in several campaigns on the Tomi property as follows:

•	A 33-hole program totalling 4,464 m on the Charlie Richards deposit in the year 2000;

•	A further 30-hole program totalling 1,444 m at Charlie Richards in 2002;

•	A 45-hole program of 3,682 m at the Milagrito deposit in 2003;

•	In 2004, an 11-hole program totalling 805 m at the Milagrito deposit, as well as a 28-hole campaign for 2,194 m at the Fosforito deposit;

•
Reverse circulation drilling was undertaken on three deposits at Tomi in 2005: 1,033 m in 21 bore holes at Fosforito, 2,163 m in 30 bore holes at McKenzie, and 1,380 m in 21 bore holes on the Milagrito deposit;

•
A total of 6,214 m of reverse circulation drilling was completed in 75 bore holes on 5 targets in the Tomi property in 2006.  An additional 4,177 m of underground diamond drilling was completed in 60 bore holes in the Tomi Underground Mine in 2006;

•
In 2007, a 32-hole diamond drilling program totalling 4,443 m was completed at Fosforito, La Fortuna and Milagrito East.  A 54-hole reverse circulation drilling program totalling 5,999 m was also undertaken at Fosforito.  The Tomi Underground Mine had an additional 26 diamond drill holes totalling 3,211 m completed in 2007; and

•	Two programs of geophysics (microgravity) were completed in western and south-eastern Tomi in 2007.

Mine Production

The annual production from the Tomi operations for the three years ended December 31, 2007 is set out below:

	2007	2006	2005
Open-pit mines
Ore mined (tonnes)	95,629	227,845	313,599
Waste mined (tonnes)	1,531,589	2,287217	1,971,402
Ore processed (tonnes)	105,126	211,936	319,287
Average ore grade (g/t)	2.8	3.1	3.2
Recovery rate (%)	90%	94%	93%
Production (ounces)	8,437	19,428	30,290
Underground mine
Ore mined (tonnes)	61,031	89,689	72,177
Ore processed (tonnes)	65,334	88,183	63,319
Average ore grade (g/t)	7.0	8.4	10.2
Recovery rate (%)	92%	93%	95%
Production (ounces)	13,551	22,210	19,811

Production from the Tomi deposits was 21,988 ounces in 2007, a 47% decrease from 41,638 ounces produced in 2006.  Lower production in 2007 primarily reflects the near depletion of the Mackenzie and Fosforito open pit deposits (as evidenced by higher strip ratios and lower ore grades), coupled with fewer tonnes mined from underground due to poor drill availability.  The strip ratio (the ratio of waste mined to ore mined) at the Tomi open pits increased to 16.0:1 in 2007, up from 10.0:1 in 2006 and 6.3:1 in 2005.  The higher strip ratios are due to mining from deeper pits and the timing of the push back of the pits, which resulted in removing most of the waste in 2007 to uncover ore to be mined in 2008.  Only 96,000 tonnes of ore were mined from the Tomi open pits in 2007, as compared with 228,000 in 2006, (however this was partially offset by increasing the mining rate at the La Victoria deposit – see Lo Increible Properties below).

The Fosforito open pit was depleted in early 2008 and it is forecast that the Mackenzie deposit will be depleted by mid 2008.  A drill program aimed at determining the feasibility of expanding the Fosforito pit was completed in the first quarter of 2008.  A resource model is expected to be available during the second quarter and an assessment of the expansion economics will be undertaken.

The Corporation continues to develop a regional exploration program targeting Tomi and adjoining concessions in an effort to extend the life of the El Callao operations beyond 2008.  A total of 10,442 m of diamond and reverse circulation drilling was completed in 86 bore holes in the exploration of 3 target areas in the Tomi property in 2007.

An additional 3,211 m of underground diamond drilling was completed in exploration of the down-plunge extension of mineralization in the Tomi Underground Mine in 2007.  Ramp development was stopped while the underground exploration drill program was underway.  Production from the current level is expected to continue until early in the second quarter of 2008. Upon completion of the drilling, an updated resource estimate will be produced and the feasibility of deepening the mine will be assessed.  The Corporation has not determined at this stage if it is economically viable to continue operating the Revemin mill with ore coming only from the underground mine.  The underground mine can produce approximately 200 tonnes of ore per day, while the mill capacity is 1,000 to 1,200 tonnes per day.  Accordingly, as noted above, an exploration campaign is underway aimed at finding new sources of open pit ore.

Mineral Reserves

There are no NI 43-101 compliant mineral reserves to report for the Tomi operations.

Mineral Resources

Although the Company continues to mine and recover gold from the Tomi deposits, insufficient geological work has been conducted to report mineral resources at Tomi.

Environmental Liabilities

As at December 31, 2007, the Corporation estimates that the cost of maintaining the Tomi operations in compliance with existing regulatory environmental protection measures will amount to US$1.3 million.

Lo Increíble Properties

Background

The Lo Increíble Properties formed part of a land package that totalled 10,017 Ha prior to the Vengroup Transaction described below.  The Corporation acquired its interest in the Lo Increíble properties in February 2001 and commenced mining operations at La Victoria in April 2001.  The La Victoria mine has been the only source of the production from the Lo Increíble properties.  The Lo Increible properties were held indirectly by Osmin Holdings Limited (“Osmin”) under a combination of mining operation agreements and concessions.  See “Mining in Venezuela – Mining Law – Mineral Concessions” and “– Direct Exploitation.”  In December 2005 the Corporation acquired, through an indirect, wholly-owned subsidiary, the minority shareholder interests in Lo Increíble and now owns 100% of Osmin (having previously owned 51%).  The Corporation further acquired the 30% outstanding interest in Tamanaco Holdings Limited, a corporation that controls the Lo Increíble Mining Company de Venezuela, (C.A.), (the “Vengroup Transaction”).  In August 2006, Tamanaco amalgamated with Osmin.

The Vengroup Transaction resulted in the Corporation acquiring the Lo Increíble 2, Lo Increíble 4C and Lo Increíble 4D parcelas and La Victoria concession and relinquishing the Lo Increíble 4A and Lo Increíble 4B “parcelas.”  “Parcelas” are concessions that are held by CVG on which CVG entered into operating agreements with third parties.  As a result of the Vengroup Transaction, the Corporation’s Lo Increíble Properties total 7,800 Ha in extent.  The resources at the La Victoria mine are located on the Lo Increíble 4D parcela and the La Victoria concession.  The Lo Increíble 2, 4C and 4D properties are governed by contracts with the CVG, whereas the La Victoria property is a concession.

Location and Property Description

The Lo Increíble properties are located in the 15-km long Lo Increíble Belt – a northeast trending zone of scattered gold mineralization located immediately north of the town of El Callao in the El Callao District, Bolivar State, Venezuela.  Ore from the La Victoria mine, located on the Lo Increíble property, is delivered to the Revemin mill for processing.  See “Revemin Mill” below.

Accessibility, Physiography, Climate and Local Resources and Infrastructure

The Lo Increíble properties are located between El Callao and Guasipati, towns that are located on the principal two-lane paved highway that links Puerto Ordaz with Brazil.  Puerto Ordaz is a major industrialized city and port on the Orinoco River, and lies 190 km by road to the north of El Callao.  This highway is suitable for the transportation of major project components.  A power line crosses the property, with a substation located immediately north-east of the La Victoria prospect.  Access to the various deposits within the Lo Increíble land package is provided by a network of dirt roads branching off the paved interstate highway.  Water is available and fuel costs in Venezuela are exceptionally low (approximately US$0.05 per litre for gasoline).

The project area lies partly in savannah and partly in low tropical forest at elevations ranging from 150 m to 300 m. The climate is tropical with average temperatures of 24°C. Annual precipitation averages 1,200 mm, and mainly falls as tropical downpours during the May to September rainy season.

Open pit mining at La Victoria is conducted by a mining contractor.  The diagram below shows the location of the open pit, waste dumps and crusher at La Victoria.

History

Despite the El Callao district’s impressive production history and Lo Increíble’s numerous surface workings, little modern exploration had taken place until Bema Gold Corp. began work in the Lo Increíble district in late 1993. Bema Gold Corp.’s exploration program began with panel sampling and geologic mapping of all the significant old workings on the Lo Increíble belt, together with 15 km of dozer and backhoe trenching of areas of interest. These two programs generated approximately 9,000 sample assays. Accessible areas of the Increíble 4 and 2 concessions, some 6,000 Ha in all, were covered by soil geochemistry on a 200 m by 25 m grid, resulting in the generation of a database containing 11,128 sample assays.  A low-level airborne geophysical (magnetics and radiometrics) survey was also flown over the Lo Increíble 2 and Lo Increíble 4 areas.

Areas of interest resulting from the trenching and panel sampling were followed up in 1994 by a Phase I Reverse Circulation drill program comprising 72 drill holes totalling 10,413 m. The targets generated by this drilling were subsequently followed up by additional reverse circulation and diamond drilling which, by the end of 1997, totalled 49,377 m in 302 drill holes.  Nineteen additional diamond holes totalling 1,925 m were drilled in 1999.

Geology and Mineralization

The Lo Increíble Belt is a northeast to east-northeast trending shear zone, which has a strike length of at least 15 km.  Representative rock types within the belt include greenschist facies massive and pillowed basalts, intermediate to felsic metavolcanics and metavolcaniclastics, meta-epiclastic sedimentary rocks, as well as mafic and felsic intrusives.  Tropical weathering has led to the development of a saprolite layer that is locally up to 40 m thick depending on the nature of the underlying protolith and the local penetration of water along fractures and faults.

The supracrustal sequences are complexly folded into concentric to isoclinal double-plunging folds which plunge to the east or west at shallow angles (20° to 40°). Superimposed on the folded lithologies are zones of more intense brittle-ductile deformation that are best developed in more competent lithologies and along lithological competency contacts. The Lo Increíble shear itself is a complex zone of splays and bifurcating faults along which gold mineralizing fluids were focused.

Gold mineralization occurs in shear-vein systems, associated with intense hydraulic brecciation, silica injection and flooding, carbonation (calcite, ankerite and ferroan dolomite), sericitization, and the deposition of sulphides, mainly pyrite and subordinate arsenopyrite. Most of the gold occurs as microscopic grains on micro-fractures within the pyrite. Some coarser visible gold can occasionally be observed within discrete quartz veins.

Drilling

La Victoria

Exploration drilling on the project was carried out by Bema Gold Corp. in several phases between 1994 and 1999 resulting in 39,024 m of diamond drilling (HQ- and NQ-diameter) in 230 holes and 8,731 m of reverse circulation drilling in 71 holes. The bulk of the drilling was carried out at La Victoria (142 holes totalling 19,751 m) and La Cruz (76 holes totalling 14,642 m).

All diamond drill holes were geo-technically logged by local technicians who measured core recovery and RQD. The holes were geologically logged by a number of different geologists and with a variety of formats until 1997 when all the drill information was coded according to lithology, structure, alteration and mineralization.

The Corporation subsequently carried out three diamond drilling campaigns at La Victoria.  These include:

•	A 35-hole, 2,885 m program in 2001 to provide detailed information for the phase 2-pit design;

•	A 10-hole, 874 m program in 2002 to delineate mineralization in the northern part of the deposit;

•
A 61-hole, 8,594 m program in 2004 to delineate mineralization beneath the Yuruari River and to increase the density of intercepts in areas of relatively sparse drilling.  The greater density of drill intercepts was required for resource estimation purposes.

Lo Increíble 2 Concession

A 3,131 m (27-hole) reverse circulation drill program was completed on an exploration target in the Lo Increíble 2 concession in 2006. In 2007, an additional 7-hole diamond drilling program totalling 1,756 m was completed.  Metallurgical tests on the low-grade gold mineralization intersected in these holes reported >90% recovery by standard cyanide treatment.

Mine Production

The information presented below and under the heading “Mineral Resources” represents 100% of the production and mineral resources with respect to the Lo Increíble properties.  The annual production from the La Victoria mine for the three years ended December 31, 2007 is set out below.

	2007	2006	2005
La Victoria mine
Ore mined (tonnes)	128,676	64,222	24,892
Waste mined (tonnes)	557,657	353,052	126,704
Ore processed (tonnes)	125,903	51,424	25,649
Average ore grade (g/t)	2.9	2.3	2.0
Recovery rate (%)	79%	86%	89%
Production (ounces)	9,356	3,260	1,491

Mineral Resources

The mineral resources at the La Victoria mine at December 31, 2007 were as follows:

	Mineral Resources(1)	Average Grade	Contained Gold
	(tonnes – 000’s)	(g/t)	(ounces – 000’s)
Indicated	2,422	4.5	349
_______________
Notes:

(1)
The mineral resource with respect to the La Victoria operation has been estimated by Dr. Richard Spencer, P. Geo, formerly VP Exploration, Crystallex International Corporation.  The resource estimates are based on a cut-off grade of 2.0 grams of gold per tonne.

Environmental Liabilities

As at December 31, 2007, the Corporation estimates that the costs of environmental protection requirements at the La Victoria mine will be US$0.6 million.

Current Activities

During the fourth quarter of 2003, the Corporation reduced activities at La Victoria as a result of significantly lower recovery rates due to the presence of refractory ore.  With the increase in gold prices in 2006 and 2007, the Corporation restarted mining activities at La Victoria.  In addition, the mine’s economics were improved by averaging a 75% gold recovery rate in 2007, as compared with the 68% average for the first three quarters of 2003 prior to reducing activities at the mine.

During 2005, the Corporation reviewed alternative methods for processing of refractory sulphide ore at La Victoria.  However, significantly modifying the Revemin mill is not economically attractive as there is insufficient mineralized material to recover capital for mill modifications, diverting the Yuruari River and pre-production waste stripping.  With sustained high gold prices and reasonable gold recovery rates, the Corporation plans to continue mining at La Victoria until the end of 2008.  The next phase of mining at La Victoria (beyond 2008) requires diverting the Yuruari River. At current gold prices it may be economically viable to process the La Victoria ore at the Revemin mill, accepting the lower mill recoveries.  The river diversion project and associated project investments have a preliminary capital estimate of approximately $9.0 million.  The pit expansion and river diversion project will be assessed during 2008.

Revemin Mill

Overview

The Revemin mill is located approximately 3 km southeast of the town of El Callao in the El Callao District, Bolivar State, Venezuela and has the capacity to treat 1,250 metric tonnes of ore per day and has 177 full time employees.  The Revemin mill processes ore from the Tomi and Lo Increíble operations and ore purchased from independent miners at nearby operations.   The Corporation holds its interest in the Revemin mill through Revemin II, C.A.

The Revemin mill extracts gold using a conventional carbon-in-leach circuit.

Environmental Liabilities

As at December 31, 2007, the Corporation estimates that the costs of environmental protection requirements at the Revemin mill will be US$0.1 million.

Production

The annual production from the Revemin mill for the three years ended December 31, 2007 is set out below.

	2007	2006	2005
Revemin Mill
Tomi Open-Pit Ore Processed (tonnes)	105,126	211,936	319,287
Tomi Underground Ore Processed (tonnes)	65,334	88,183	63,319
La Victoria Ore Processed (tonnes)	125,903	51,424	25,649
Purchased Ore Processed (tonnes)	16,552	16,124	10,159
Total Ore Processed (tonnes)	312,915	367,667	418,414
Head Grade of Ore Processed (g/t)	3.8	4.4	4.2
Total Recovery Rate (%)	87%	92%	94%
Total Gold Recovered (ounces)	33,567	47,344	53,178

DESCRIPTION OF SHARE CAPITAL AND RELATED INFORMATION

Authorized Capital

The share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of Class “A” preference shares and an unlimited number of Class “B” preference shares.  As at December 31, 2007, there were 261,659,072 common shares, no Class “A” preference shares and no Class “B” preference shares issued and outstanding.

The following is a summary of the material provisions attached to the common shares, the Class “A” preference shares and the Class “B” preference shares.

Common Shares

Each common share entitles the holder to receive dividends if, as and when declared by the directors, to have one vote at all meetings of holders of common shares and to participate rateably in any distribution of the assets of the Corporation upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to the common shares.

Class “A” Preference Shares and Class “B” Preference Shares

The Class “A” preference shares and the Class “B” preference shares are issuable in series.  Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors of the Corporation, subject to the provisions attached to the Class “A” preference shares as a class or the Class “B” preference shares as a class.  The Class “A” preference shares and the Class “B” preference shares each rank ahead of the common shares with respect to the distribution of assets of the Corporation upon liquidation, dissolution or winding-up.

Shareholder Rights Plan

A new shareholder rights plan (the “Rights Plan”) was adopted by the board of directors on June 22, 2006 replacing the original shareholder rights plan of the Corporation dated March 10, 1997 (the “Original Rights Plan”), which expired at the termination of the Corporation’s 2006 general and special meeting of shareholders held on the same date. The Rights Plan was confirmed at a special meeting of the Corporation’s shareholders held on October 30, 2006. The Rights Plan is subject to reconfirmation at every third annual meeting of shareholders until its expiry on June 22, 2016. If the shareholders do not reconfirm the Rights Plan, the Rights Plan will terminate and cease to be effective at that time.

Pursuant to the Rights Plan, the board of directors of the Corporation declared a distribution of one right (a “Right”) for each outstanding Common Share of the Corporation to shareholders of record at the close of business on June 22, 2006 and authorized the issuance of one Right for each Common Share issued thereafter and before the earlier of the Separation Time (described below) and the expiration of the Rights in accordance with the Rights Plan. The Rights will separate from the Common Shares in accordance with the terms of the Rights Plan at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the board of directors of the Corporation) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% or more of the Common Shares of the Corporation by any person other than pursuant to a take-over bid having certain attributes including the following: the offer must be made to all shareholders (other than the offeror) in compliance with the Rights Plan, must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

A copy of the Plan is available on the SEDAR website at www.sedar.com.

Price Range and Trading Volume of the Common Shares

The common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”).  The closing price range and the trading volume of the common shares for each of the months in 2007 are set forth in the following table.

	TSX			AMEX
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)		(US$)	(US$)

January	$4.50	$2.64	42,646,300	$3.82	$2.22	108,993,000
February	$4.00	$3.31	27,709,300	$3.41	$2.82	44,142,400
March	$4.82	$3.17	51,455,100	$4.18	$2.70	100,316,200
April	$5.02	$4.02	40,497,000	$4.41	$3.57	104,670,700
May	$5.70	$4.31	68,019,200	$5.25	$3.90	135,930,900
June	$5.07	$3.88	33,416,200	$4.80	$3.63	62,188,100
July	$4.54	$3.45	16,851,000	$4.33	$3.28	36,796,200
August	$3.65	$2.31	24,400,700	$3.48	$2.32	62,738,400
September	$3.28	$2.67	14,645,400	$3.28	$2.65	35,044,900
October	$3.37	$2.44	32,756,700	$3.50	$2.52	68,581,900
November	$3.00	$2.30	16,222,800	$3.20	$2.31	45,976,100
December	$2.56	$1.86	11,734,600	$2.56	$1.87	43,858,200

Dividend Policy

No dividends have been paid on the common shares of the Corporation.  The Corporation does not have any intention to pay dividends on the common shares in 2008. Any decision to pay dividends on the common shares in the future will be made by the board of directors of the Corporation on the basis of the earnings, financial position and financing requirements of the Crystallex Group and other relevant factors.

Capitalization

The following table sets forth the consolidated cash and cash equivalents, and capitalization of the Corporation as at December 31, 2007.

US$
(millions)
Cash and cash equivalents
Unrestricted	16.1
Total cash and cash equivalents	16.1
Long-term debt
Notes due December 23, 2011(1)	83.3
Total long-term debt	83.3
Shareholders’ equity
Common shares (authorized – unlimited; issued 261,659,072)(2)	503.5
Contributed surplus	27.1
Accumulated comprehensive income	12.0
Deficit	(314.2)
Total shareholders’ equity	228.4
Total capitalization	327.8
_______________
Notes:

(1)	See Note 6 to the Consolidated Financial Statements.

(2)	See Note 8 to the Consolidated Financial Statements.

LEGAL PROCEEDINGS

Withdrawal of MINCA Litigation

MINCA Litigation

In early 1991, the CVG called for bids to develop the Las Cristinas Deposits.  Placer was the winning bidder.  In July 1991, Placer and the CVG entered into a joint venture agreement pursuant to which they agreed to form a joint venture company, Mineras Las Cristinas, C.A. (“MINCA”), to explore and, if feasible, develop the gold ore in the Las Cristinas Deposits.  In early 1992, the CVG and MINCA entered into a contract (the “MINCA Contract”) with respect to the exploration and exploitation of the Las Cristinas Deposits.

The work plan provided for in the MINCA Contract contained milestones with respect to the development of the Las Cristinas Deposits.  During the period 1996 to 2000, MINCA suspended its development activities on several occasions.

In August 2000, PDI and the CVG agreed that PDI would have the right, until July 15, 2001, to engage an investment bank to attempt to find an approved buyer or joint venture partner to develop the Las Cristinas Deposits.  In early July 2001, PDI assigned its interest in MINCA to Vannessa Ventures Ltd. (“Vannessa”).  Shortly after July 15, 2001 the CVG declared MINCA to be in default of its obligations under the MINCA Contract and gave MINCA notice that it had the cure period specified under the MINCA Contract to cure the default.  In early November 2001, after expiry of the cure period, the CVG terminated the MINCA Contract for cause and took possession of the Las Cristinas Deposits and related assets.

In March 2002, the MIBAM repossessed the Las Cristinas Deposits and related assets on behalf of the Republic of Venezuela.  In April 2002, by Presidential decree, the Venezuelan government reserved for itself through the MIBAM the direct exploration and exploitation of the gold mineral located in the Las Cristinas Deposits and granted to the MIBAM the right to contract with the CVG the activities required to carry out such exploration and exploitation.  In May 2002, the MIBAM and the CVG entered into an agreement pursuant to which the MIBAM granted to the CVG the right to explore and exploit the gold mineral located in the Las Cristinas Deposits and to enter into operation agreements with third parties for such purposes.  In September 2002, the CVG and the Corporation entered into the Mining Operation Contract.  See “Las Cristinas Project – Mining Operation Contract.”

Beginning in March 2002, MINCA and Vannessa commenced a number of proceedings, (the “MINCA Litigation”) before the Venezuelan Supreme Court against the Republic of Venezuela and the CVG seeking, among other things, restitution of MINCA’s rights under the MINCA Contract or damages in lieu thereof.

Vannessa Arbitration

In July 2004, Vannessa filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) against the Republic of Venezuela pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”).  The Request for Arbitration alleges that the Republic of Venezuela, including its agency, the CVG, breached the Treaty; that the Republic of Venezuela expropriated the investments of Vannessa and MINCA without due process of law, in a discriminatory manner and without prompt, adequate and effective compensation contrary to Article VII of the Treaty; and that the Republic of Venezuela failed to accord fair and equitable treatment and full security to Vannessa and MINCA contrary to Article II of the Treaty.  Vannessa has requested restitution and monetary damages or, in lieu of restitution, monetary damages, including out-of-pocket expenses and lost profits.  Vannessa has reported that ICSID registered the Request for Arbitration in October 2004.

Section 3(b) of Article XII of the Treaty provides that an investor may submit a dispute to arbitration under the Treaty only if “the investor has waived its right to initiate or continue any other proceedings in relation to the measure that is alleged to be in breach of the Treaty before the courts or tribunals of Venezuela or in a dispute settlement procedure of any kind.”  Section 10 of Article XII of the Treaty provides that “an award of arbitration shall be final and binding.”

In July 2004, MINCA and Vannessa discontinued the MINCA Litigation.

Although the Corporation is not a party to the arbitration proceedings and cannot predict the outcome of these proceedings, including whether any arbitration award could have a material adverse effect on the Corporation’s rights under the Mining Operation Contract, the Corporation believes (on the basis of advice received from special Canadian and Venezuelan legal counsel to the Corporation) that:

(a)
the possibility of an award being made that would have a material adverse effect on the Corporation’s rights under the Mining Operation Contract is remote (on the basis that the MINCA Contract was properly terminated by the CVG; equitable remedies are normally not granted when damages are a proper and available remedy; Vannessa has included the remedy of monetary damages in lieu of restitution in its Request for Arbitration; and the Republic of Venezuela has contractually committed the Las Cristinas Deposits to a third party);

(b)	if an arbitration award were made against the Republic of Venezuela, it would likely be in the form of monetary damages; and

(c)
if a restitution award were made against the Republic of Venezuela, the Republic would likely exercise its unilateral right under Section 9(b) of Article XII of the Treaty to pay monetary damages in lieu of restitution since, if the Republic were to terminate the Mining Operation Contract, the Corporation would have a more substantial claim for damages against the Republic, particularly in light of the advanced stage of the Las Cristinas project and the likelihood that the Las Cristinas project will be complete before the arbitration is completed.

RISK FACTORS

The business and operations of the Company and its affiliates are subject to risks. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Corporation’s mineral exploration and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Corporation’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Corporation’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and Economic Instability

The Corporation’s mineral properties are located in Venezuela and as such the Corporation may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Corporation’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. On June 14, 2007 the Company announced that it received written notice from the CVG that all the requirements for the issuance of the Las Cristinas Permit from MinAmb had been fulfilled.  The CVG confirmed that MinAmb’s approval of the Las Cristinas Environmental Impact Study, together with Crystallex’s payment of certain taxes and posting of a Compliance Guarantee Bond, as requested by MinAmb, represent the final steps in the process for the issue of the Permit.  CVG’s notice to the Company was based on a formal notice the CVG received from MinAmb, which stated that the Permit will be issued following the payment of the taxes and the posting of the bond.  Development of Las Cristinas and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Corporation to proceed to put in place financing to fund construction. As the Las Cristinas project is the Corporation’s primary project, the continued delay in receipt of the Permit could have a material adverse effect on the future of the Corporation’s business, and may result in the need for additional financing.  There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1.6 Bolivars /U.S.$, has since been adjusted twice upwards and presently stands fixed at 2.15 Bolivars/U.S.$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation’s operations, including its ability to satisfy its foreign currency obligations.

Mining Operation Contract

Lack of Ownership Rights

Under the Venezuelan Mining Law of 1999 (“VML”), all mineral resources belong to the Republic of Venezuela.  In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG.  See “Las Cristinas Project – Mining Operation Contract” in the AIF.  The Mining Operation Contract is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Corporation.  Rather, the Corporation has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the Mining Operation Contract.  The interests of the Corporation in the Las Cristinas deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mining Operation Contract.  Failure to do so could result in the CVG having the right to terminate the Mining Operation Contract.  In addition, the CVG is party to an agreement dated May 16, 2002 with MIBAM.  As the CVG’s rights thereunder are contingent upon the CVG continuing to satisfy its obligations, while the Corporation has no reason to believe the CVG is not performing its obligations thereunder, any failure to do so could result in MIBAM having the right to terminate such agreement, thereby effectively terminating the Mining Operation Contract.

Lack of Copper Rights

In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average.  Under the Mining Operation Contract, the Corporation is only entitled to exploit the gold contained in the Las Cristinas deposits.  Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas project.  Furthermore, it may not be technically viable to produce a marketable copper concentrate from the main Las Cristinas deposit as the copper is too low grade.  The Corporation does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

 Although the Corporation does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party.  The Corporation has been advised by its Venezuelan counsel that:

(a)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mining Operation Contract to negotiate the exploitation of the copper with the Corporation; and

(b)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Corporation’s right under the Mining Operation Contract to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG.  Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party’s right to exploit the copper.

Proposed Amendments to Mining Laws

The Corporation’s business will be affected by amendments or changes to mining laws, regulations and requirements in Venezuela.  At any time, a number of draft mining laws may be proposed.  There is no assurance when or if a draft mining bill will be enacted into law or what the final provisions of such law will be, if enacted.  Any changes to current Venezuelan mining law may adversely affect the Corporation’s ability to develop and operate the Corporation’s Venezuelan properties.

On February 1, 2007 the National Assembly of the Republic of Venezuela issued the “Law which Authorizes the President of the Republic to Issue Decrees with Rank and Force of Law in those Matters Delegated” (the “Decree Law”), which empowers the President of Venezuela to approve changes to certain laws without consulting Congress for a period of 18 months. The Decree Law does not include any direct mention of, or references to, mining matters and, accordingly, such matters remain within the exclusive competence of the National Assembly.  In order for amendments to the mining law to be enacted into law, it must be accepted in the Venezuelan National Assembly and undergo a review by the Permanent Commission of Energy and Mines.  The detailed provisions of the Draft Mining Bill are then debated in the National Assembly, and finally the Draft Mining Bill must be approved by the President of Venezuela. There is no assurance that the Government of Venezuela will not issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Corporation, its Venezuelan properties and its ability to operate in Venezuela.

Arbitration Proceedings

The Corporation is a party that is interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings — Withdrawal of MINCA Litigation — Vanessa Arbitration” in the AIF, available electronically at www.sedar.com and www.sec.gov.

Sale of Gold

For the past several years, the Corporation sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Corporation it was suspending purchase of gold from the Corporation. During June and July, the Corporation sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Corporation and continued to purchase all of the Corporation’s gold production through the end of the third quarter of 2007.  In October 2007, the Corporation began selling all of its gold production to accredited third parties in Venezuela. The Corporation is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Corporation’s export licence, should the Corporation be unable to sell gold within Venezuela, it could have an adverse effect on the Corporation’s revenues, cash flow and profitability in the short-term.

Unauthorized Miners

The Corporation’s operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Corporation’s operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

In addition to the general risks associated with environmental regulation and liability, the Las Cristinas deposits are located within the Imataca Forest Reserve (the “Forest Reserve”). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Corporation was advised that the Las Cristinas project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral properties may be disputed or impugned.  Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Corporation does not carry title insurance with respect to its mineral properties.  A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property.  Furthermore, the Mining Operation Contract does not transfer any property ownership rights to the Corporation.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005.  MIBAM completed its approval process for the Las Cristinas project at the end of March 2006. The Ministry of the Environment and Natural Resources (“MinAmb”) approved the Las Cristinas EIS in June 2007; and, based on this approval, the Corporation posted a Compliance Guarantee Bond and paid certain surface taxes. However, there is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability

The Corporation’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Corporation has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Corporation will not incur reclamation costs that are in excess of such financial assurances. While the Corporation plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Corporation does not maintain environmental liability insurance. The Corporation has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment in the future could adversely affect the Corporation.

Additional Funding Requirements

Under the terms of the Mining Operation Contract, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mining Operation Contract.  In order to carry out the Las Cristinas project and its other mining projects, the Corporation will need to raise substantial additional financing. In establishing its funding requirements, the Corporation has assumed that costs incurred during the construction phase of Las Cristinas will receive an exoneration from the 9% Value Added Tax (“VAT”). Venezuelan Law allows for but does not guarantee the granting of exoneration of VAT on goods and services, including expenses in Venezuela, related to the construction and development of mining projects.  Crystallex will apply for an exoneration of VAT during the construction phase of Las Cristinas.  If the Corporation does not receive the construction period VAT exoneration, sufficient additional funds would need to be raised to cover the development phase. The construction period VAT can then be recovered by the Corporation during the production phase of the Las Cristinas project.

The Corporation may decide to meet its additional funding requirements through one or more of non-recourse project debt and other forms of public markets debt and equity. If the Corporation elects to raise commercial bank limited recourse project debt, the Corporation will need to demonstrate to potential lenders compliance with the Equator Principles, which are a set of guidelines adopted by a number of international financing institutions to address the environmental and social issues associated with project financing transactions. The Equator Principles are largely based on policies and guidelines established by the International Finance Corporation. Although the Corporation has completed an Environmental Impact Study to international standards, which was approved by the Venezuelan Ministry of the Environment and includes plans to comply with the Equator Principles, there can be no assurances that potential lenders will conclude that the project is in compliance with the Equator Principles.  In this case, some institutions may decide not to lend to the project, or the financing timeline may be extended while the Corporation addresses the concerns of the banks.

Despite the financings that have been completed by the Corporation, the Corporation has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mining Operation Contract.

Reserve and Resource Estimates

The Corporation’s reported mineral reserves and resources are estimates only.  As a result, there can be no assurance that they will be recovered at the rates estimated or at all.  Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative.  Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources.  In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Corporation’s profitability in any particular accounting period.  If its mineral reserve and resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.  The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  There can be no assurance that the Corporation will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Corporation will be obtained on a timely basis or at all.  The economics of exploiting mineral reserves and resources discovered by the Corporation are affected by many factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  There can be no assurance that the Corporation’s mineral exploration and exploitation activities will be successful.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Corporation’s profitability and financial position and the value of the common shares of the Corporation.  The Corporation does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense.  The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities.  There can be no assurance that the Corporation will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

The Corporation’s Tomi and La Victoria operations and Revemin mill currently account for all of the Corporation’s mineral production and revenues. Any adverse development affecting these operations could adversely affect the Corporation’s financial performance and results of operations. Furthermore, future results for the Corporation depend largely on the Las Cristinas project, which is currently in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Corporation’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Corporation’s future performance.

Production Risks

The Corporation prepares estimates of future production at its operations.  Failure to meet these estimates could adversely affect the corporation’s profitability, cash flows and financial position.  There can be no assurance that the Corporation will achieve its production estimates.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments.  Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production.  These factors also apply to the Corporation’s future operations.  For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

In addition to the general production risks outlined above, one of the most significant physical production issues the Corporation faces in the Las Cristinas project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements.  Crystallex believes that the allowances made are consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall regions in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

The Corporation’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  These permits relate to virtually every aspect of the Corporation’s exploration and exploitation activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation’s permits that could have a significant adverse impact on the Corporation’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There can be no assurance that the Corporation will be able to obtain the necessary permits, including any renewals thereof, on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions.  The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2007, the gold price fluctuated between a low of U.S.$253 per ounce and a high of U.S.$841 per ounce.

The Corporation’s revenues, cash flow, profitability and the market price of the common shares of the Corporation are significantly affected by changes in the gold price.  If the gold price is below the cost of production at any of the Corporation’s operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation.  In addition, the Corporation may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation.  Any of these developments could negatively affect the Corporation’s profitability, cash flows and financial position.  Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

Currency Fluctuations

Currency fluctuations may affect costs at the Corporation’s operations.  Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation’s operating expenses is in non-U.S. dollar currencies.  Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation’s profitability, cash flows and financial position.

Credit and Market Risks

The Corporation enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices.  Financial instruments, which subject the Corporation to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Corporation manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Corporation limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Corporation’s cash equivalents consist of Government of Canada Treasury Bills, denominated in U.S. dollars. The Corporation also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the Venezuelan Tax Department and occasionally from the Venezuelan Central Bank.

The Corporation can be exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Corporation minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Corporation continually monitors the market risk of its activities. The Corporation currently does not have metal forward and option contracts.

Dependence on Key Employees

The Corporation’s business and operations are dependent on retaining the services of a small number of key management personnel.  The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management.  The loss of one or more of these people could have a materially adverse effect on the Corporation.  The lengthy and ongoing delay in obtaining the Permit has resulted in the departure of a number of senior management personnel since 2005.  Continuing delays may make it difficult for the Corporation to retain key employees. The Corporation does not have a senior management retention program.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requires companies to, among other things, have management provide a report on the Company’s internal controls with respect to financial reporting.  The Company has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2007.  Management’s evaluation of, and report on, the Company’s internal controls over financial reporting is set out in the Management Discussion and Analysis under the section Controls and Procedures – Internal Control over Financial Reporting. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective and the Corporation has described the plans to remediate the material weaknesses described therein.

There can be no assurance that the Corporation will be able to adequately remediate its currently known weaknesses or that the Corporation’s internal controls over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Corporation’s common shares to decline and could lead to shareholder litigation.  In addition, the discovery of additional material weaknesses will likely result in the Corporation having to incur costs to fix the internal controls for financial reporting as well as costs to remediate any financial inaccuracies. Management is in the process of remediating the material weaknesses discovered in fiscal 2007. The aggregate final costs of addressing such weaknesses, however, cannot be assured. Any remediation costs for the discovery of additional material weaknesses in future periods are unknown.

Common Share Price Volatility

The market price of the common shares of the Corporation could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

•	the Corporation’s operating performance and the performance of competitors and other similar companies;

•	the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;

•	changes in general economic conditions;

•	the number of the common shares to be publicly traded after this offering;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors; and

•	gold price volatility.

In addition, the market price of the common shares of the Corporation are affected by many variables not directly related to the Corporation’s success and are, therefore, not within the Corporation’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of common shares on the exchanges on which the Corporation trades has historically made the Corporation’s share price volatile and suggests that the Corporation’s share price will continue to be volatile in the future.

Potential Dilution

As at March 31, 2008, the Corporation has outstanding options to purchase 12,388,088 common shares of the Corporation (including 1,094,333 options outstanding that were not fully vested) and warrants to purchase 29,570,000 common shares of the Corporation (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Corporation upon the exercise of the options and warrants will dilute the ownership interest of the Corporation’s current shareholders. The Corporation may also issue additional option and warrants or additional common shares from time to time in the future.  If it does so, the ownership interest of the Corporation’s then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Corporation’s assets and the assets of a majority of the Corporation’s directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Corporation or its directors, officers or experts, judgments contained in U.S. courts. The Corporation believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Corporation can provide no assurances to this effect.

Operating Losses are Expected to Continue In the Near Future

The Corporation expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operating at full capacity. The Corporation’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations, interest expense and general and administrative expenses.  Substantially all of these factors are beyond the control of the Corporation.  There can be no assurance that the Corporation will become profitable in the near future.  The Corporation expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

Future Hedging Activities

The Corporation has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Corporation has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Corporation entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Corporation may have insufficient gold production to deliver into forward sales positions. The Corporation may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

Given that the Corporation is currently in the development stage for its principal property, the Las Cristinas project, the Corporation intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Corporation does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Corporation decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Corporation’s shares and the underlying commodities markets.

DIRECTORS AND SENIOR OFFICERS

The following table sets forth, for each of the directors and senior officers of the Corporation, the name, municipality of residence, office, principal occupation and, if a director, the date on which the person became a director.  Each director is elected to serve until the Corporation’s next annual meeting of shareholders.

Name and Municipality of Residence	Office	Principal Occupation	Director Since	Expiry of Current Term(6)
Robert A. Fung (1) (4) Toronto, Ontario	Director, Chairman of the Board	Employee of Macquarie Capital Markets Canada Ltd. (formerly Orion Securities, Inc.) (investment bank)	December 3, 1996	June 25, 2008
Gordon M. Thompson (1)(4) Toronto, Ontario	Director, President and Chief Executive Officer	President and Chief Executive Officer, Crystallex International Corporation	February 1, 2007	June 25, 2008
Michael J.H. Brown (1)(3)(4)(5) Toronto, Ontario	Director	Principal, Capital Markets Advisory (a financial and capital markets advisory firm)	October 10, 2002	June 25, 2008
C. William Longden (2)(4) Toronto, Ontario	Director	Vice Chairman, Marshall, Macklin, Monaghan Limited (an engineering and construction management company)	July 25, 2000	June 25, 2008
Harry J. Near (2) Ottawa, Ontario	Director	President, Near Consultants & Associates; Principal, The Earnscliffe Strategy Group (political advisory firm)	May 5, 1997	June 25, 2008
Marc J. Oppenheimer (1)(4) Leonia, New Jersey	Director	President, Octagon Associates Inc.	February 20, 1995	June 25, 2008
Johan C. van’t Hof (1)(2)(5) Toronto, Ontario	Director	President, Tonbridge Corporation (infrastructure fund manager)	March 12, 2004	June 25, 2008
Armando F. Zullo (3)(5) Vancouver, British Columbia	Director	President, A.F. Zullo & Company Ltd. (equipment supplier)	December 3, 1996	June 25, 2008
Hemdat Sawh(7) Oakville, Ontario	Chief Financial Officer	Chief Financial Officer, Crystallex International Corporation	–	–
Robert Crombie(8) Toronto, Ontario	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development, Crystallex International Corporation	–	–

Municipality of Residence	Office	Principal Occupation	Director Since	Expiry of Current Term(6)

Richard Marshall Alpharetta, Georgia	Vice President, Investor Relations	Vice President, Investor Relations, Crystallex International Corporation	–	–
William A. Faust(9) Albuquerque, New Mexico	Senior Vice President and Chief Operating Officer	Senior Vice-President and Chief Operating Officer, Crystallex International Corporation	–	–
_______________
Notes:

(1)
Member of the Finance and Risk Management Committee.  The role of the Finance and Risk Management Committee is to assist the board of directors in fulfilling its responsibilities with respect to financial matters (including short- and long-term financings, issuances of shares, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash) and its oversight responsibilities with respect to non-financial risk management systems.  A copy of the charter of the Finance and Risk Management Committee may be viewed on the Corporation’s website at www.crystallex.com.

(2)	Member of the Audit Committee. See “Audit Committee” below.

(3)
Member of the Corporate Governance Committee.  The role of the Corporate Governance Committee is to assist the board of directors in fulfilling its responsibilities with respect to the composition and operation of the board of directors and committees of the board and corporate governance standards and practices.  A copy of the charter of the Corporate Governance Committee may be viewed on the Corporation’s website at www.crystallex.com.

(4)
Member of the Environment, Health and Safety and Operations Committee.  The role of the Environment, Health and Safety and Operations Committee is to assist the board of directors with respect to environment, health and safety matters arising out of the activities of the Corporation and to oversee the company’s operations.  A copy of the charter of the Environment, Health and Safety and Operations Committee may be viewed on the Corporation’s website at www.crystallex.com.

(5)
Member of the Nominating and Compensation Committee.  The role of the Nominating and Compensation Committee is to assist the board of directors in fulfilling its responsibilities with respect to the composition of the board of directors, including recommending candidates for election or appointment as directors of the Corporation, the recruitment and compensation of the Chief Executive Officer and other officers of the Corporation, executive compensation disclosure and oversight of the compensation structure and benefit programs of the Corporation.  A copy of the charter of the Nominating and Compensation Committee may be viewed on the Corporation’s website at www.crystallex.com.

(6)	Proposed date for the Corporation’s 2008 annual meeting of shareholders.

(7)	Appointed as Chief Financial Officer of the Corporation effective May 15, 2007.

(8)	Appointed Senior Vice-President, Corporate Development effective April 1, 2007.

(9)	Appointed Chief Operating Officer and Senior Vice-President effective April 16, 2007.

All of the directors and senior officers of the Corporation have held the principal occupations identified above with the same or associated companies or organizations for not less than five years, except for Mr. Thompson who was Senior Vice President, Corporate Development of Sentry Select Capital Corp. from 2004 to 2006 and Senior Vice President, Corporate Development of NCE Resources Group from 2002 to 2003; Mr. Oppenheimer who was Executive Vice President of Kenmar Global Investment Management, Inc. and a Managing Director of Kenmar Nihon Venture Capital LLC from May 2004 to July 2006 and Vice-Chairman of the Corporation from September 2003 to May 2004 and the President and Chief Executive Officer of the Corporation prior to September 2003; Mr. van’t Hof who was the Chief Operating Officer of Carter Group Inc. (an automobile parts manufacturer) from July 2001 until May 2003 and was a partner and managing director with PricewaterhouseCoopers LLP prior to January 2001; Mr. Sawh who was Chief Financial Officer of Goldbelt Resources Ltd. from October 2005 to May 2007; and Mr. Faust who served as Vice President Operations for Nevada Pacific Gold Ltd. from 2004 to 2007, President of Pan American Silver from 2003 to 2004; Vice President, Operations of Corner Bay Silver Inc. from 2001 to 2003 and Vice President Operations of Eldorado Gold Corporation from 1997 to 2001.

Other than as described below, no director or senior officer of the Corporation has, within ten years prior to the date of this Annual Information Form:

•
been a director or officer of any reporting issuer that, while that individual was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the reporting issues access to any statutory exemption for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual;

•
been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud; or

•
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

In connection with ongoing negotiations between Mr. Fung and certain parties, Mr Fung has filed an intention to make a proposal to certain creditors on February 29, 2008.

The directors and executive officers of the Corporation, and their associates and affiliates, as a group, beneficially own, directly or indirectly, 1,483,297 common shares of the Corporation or approximately 0.6% of the outstanding common shares of the Corporation.

Audit Committee

The board of directors of the Corporation has established the Audit Committee to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

Composition

The Audit Committee is composed of Johan C. van’t Hof (Chair), C. William Longden and Harry J. Near, each of whom is independent (as determined by the Board in accordance with the Policy on Independence of Directors of the Corporation, attached hereto as Schedule “F”) and financially literate (i.e., has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of accounting issues that can reasonably be expected to be raised by the financial statements of the Corporation) within the meaning of applicable Canadian and U.S. securities laws.

Mr. van’t Hof was a partner and managing director with PricewaterhouseCoopers LLP, between 1991 and 2001 and is financially sophisticated (i.e., has past employment experience in finance and accounting both as a chartered accountant and as a regular lecturer to members of the accounting profession on matters of audit and finance) within the meaning of applicable U.S. securities laws.

Charter

The composition, responsibilities and authority of the Audit Committee are set out in its charter.  The terms of the charter are attached and set out in Schedule “E.”

A copy of the charter of the Finance and Risk Management Committee may be viewed on the Corporation’s website at www.crystallex.com.

Policy on the Provision of Services by External Auditors

The Audit Committee reviews all requests for proposed and audit or permitted non-audit services to be provided by the Company’s external auditor under the Policy on Provision of Services by External Auditors developed by the Audit Committee. Under this Policy, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Policy requires that the Audit Committee approve any audit or non-audit services that are proposed during the year.

Copies of the Corporation’s Policy on the Provision of Services by External Auditors and the Corporation’s Code of Business Conduct and Ethics may be viewed on the Corporation’s website at www.crystallex.com.

External Auditors Service Fees

The auditors of the Corporation were Deloitte & Touche LLP, Toronto, Ontario for the fiscal year ended December 31, 2006. Pursuant to a notice delivered to the Corporation, Deloitte & Touche LLP, Chartered Accountants, declined to stand for reappointment for the office of auditor of the Company effective March 30, 2007, which decision was considered and accepted on behalf of the Company by its board of directors. There were no reservations or Reportable Events (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) relating to Deloitte & Touche LLP’s audit reports in respect of the audits of the Corporation’s three most recently completed fiscal years other than an issue related to the potential necessity to capitalize interest to the Las Cristinas project for the fiscal years ended December 31, 2006 and 2005 with respect to Note 19-Differences Between Canadian and United States Generally Accepted Accounting Principles on the date of filing the Notice of Change of Auditors. This issue was subsequently resolved and the financial statements were restated.

 The Corporation’s shareholders appointed PricewaterhouseCoopers LLP, Chartered Accountants as successor auditors of the Company in place of Deloitte & Touche LLP, Chartered Accountants, at the Annual General Meeting of the Corporation held on June 28, 2007.

The table below sets out the fees billed by the Corporation’s auditors for each of last two years in respect of the services noted below.

Deloitte & Touche LLP

	Year -ended December 31 (US$)
	2007	2006

Audit-related fees(1)	$138,580	$640,363
Tax fees(2)	$-	$29,870
All other fees(3)	$18,683	$226,315
	$157,263	$896,548

PricewaterhouseCoopers LLP

	Year -ended December 31 (US$)
	2007	2006

Audit-related fees(1)	$1,530,000	$-
Tax fees(2)	9,195	-
All other fees(3)	47,500	-
	$1,586,695	$-

__________
Notes:

(1)	Fees for audit services include fees associated with annual audit, the reviews of the Company’s quarterly reports, statutory audits and regulatory filings.

(2)	Fees for tax services include tax compliance, tax planning and tax advice services.

(3)	All other fees include fees required for regulatory filing requirements and review of prospectuses.

Corporate Governance Statement

The Corporation’s Corporate Governance Statement (together with the documents referred to in the Corporate Governance Statement) may be viewed on the Corporation’s website at www.crystallex.com.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Neither the Corporation nor any of its subsidiaries has entered into any material contract within the two years before the date of this Annual Information Form.

INTEREST OF EXPERTS

MDA and SNC-Lavalin have been involved in the preparation of certain technical reports, which are incorporated by reference in this Annual Information Form.  The foregoing experts have advised the Corporation that they do not own any common shares or other property of the Crystallex Group.

PricewaterhouseCoopers LLP is the independent auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information with respect to the Crystallex Group may be found at the SEDAR website at www.sedar.com.

Additional information including directors and officers remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, where applicable, is or will be contained in the management information circular for use at the next annual meeting of shareholders of the Corporation (currently scheduled for June 25, 2008).

Additional financial information is provided in the Consolidated Financial Statements and Management’s Discussion and Analysis, copies of which are attached to this Annual Information Form as Schedule “A” and Schedule “B,” respectively.

SCHEDULE “A”
CONSOLIDATED FINANCIAL STATEMENTS
(AS ATTACHED)

A-1

SCHEDULE “B”
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

B-1

SCHEDULE “C”
GLOSSARY OF DEFINED TERMS AND TECHNICAL MINING TERMS AND ABBREVIATIONS

Defined Terms
20,000 TPD Feasibility Study
The feasibility study completed by SNC-Lavalin and other independent consultants (including MDA) in September 2003 with respect to the development of the Las Cristinas project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes of ore per day.  See “Las Cristinas Project.”

2005 Development Plan	The study completed by SNC-Lavalin and other independent consultants (including MDA) in August 2005 updating the 20,000 TPD Feasibility Study. See “Las Cristinas Project.”
Consolidated Financial Statements
The audited consolidated balance sheets of the Corporation as at December 31, 2007 and 2006, and consolidated statements of operations, cash flows and shareholders equity of the Corporation for each of the years in the three year period ended December 31, 2007, including the notes thereto and the auditors report thereon.  A copy of the Consolidated Financial Statements is attached to this Annual Information Form as Schedule “A”.

Corporation	Crystallex International Corporation.
Crystallex Group	The Corporation and its subsidiaries.
CVG	Corporacíon Venezolana de Guayana. See “Mining in Venezuela – Venezuela.”
EIS	Environmental Impact Study. See “Mining in Venezuela – Environmental Laws.”
Las Cristinas Deposits	The four areas referred to as Las Cristinas 4, 5, 6, and 7. See “Las Cristinas Project – Location and Property Description.”
Management’s Discussion and Analysis
Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Corporation for the year ended December 31, 2006.  A copy of Management’s Discussion and Analysis is attached to this Annual Information Form as Schedule “B.”

MinAmb	The Ministry of the Environment and Natural Resources. See “Mining in Venezuela – Environmental Laws.”
MDA	Mine Development Associates. See “Las Cristinas Project.”
2007 Technical Report Update	The 2007 Technical Report Update dated November 7, 2007, prepared by MDA and SNC-Lavalin with respect to the Las Cristinas project. See “Las Cristinas Project.”
MIBAM	The Ministry of Basic Industries and Mining (formerly, the Ministry of Energy and Mines). See “Mining in Venezuela – Mining Law.”
Mining Operation Contract
The Mining Operation Contract between the CVG and the Corporation dated September 17, 2002, with respect to the Las Cristinas Project.  See “Las Cristinas Project – Mining Operation Contract.”  A copy of the Mining Operation Contract is attached to this Annual Information Form as Schedule “D”.

NI 43-101	National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators.

Qualified Person
A person who: is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member in good standing of a professional association.

SNC-Lavalin	SNC-Lavalin Inc. See “Las Cristinas Project.”
VAT	Value Added Tax. See “Mining in Venezuela – Taxation.”
VML	Mining Law of 1999. See “Mining in Venezuela – Mining Law.”
Technical Mining Terms
Alluvial	Relating to deposits made by flowing water, washed away from one place and deposited in another.
Assay	An analysis to determine the presence, absence or concentration of one or more chemical components.
ball mill	A large steel cylinder containing steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.
Belt	A specific elongate area defined by unique geologic characteristics.
Bleb	A small, usually rounded inclusion of one material in another.
Breccia	Rock consisting of fragments, more or less angular, in a matrix of finer-grained material or cementing material.
carbon-in-leach (CIL)
A recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together.  The cyanide dissolves the gold, which is then adsorbed by the carbon.  The loaded carbon is subsequently separated from the slurry and the gold removed from the carbon.

Cathode	A rectangular plate of metal produced by electrolytic refining. A cathode is typically the finished product of the copper refining process.
Chalcopyrite	A copper mineral, the composition of which is copper iron sulphide.
Concentrate
A metal rich product from a mineral separation process such as flotation, from which most of the waste material in the ore has been separated. The metals are “concentrated” from the ore and the remainder discarded as tailings.

cut-off grade	The minimum metal grade of which a tonne of rock can be processed on an economic basis.
Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  A deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.

Development	The preparation of a known commercially mineable deposit for mining.

diamond drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dissemination	A scattered distribution of generally fine-grained, metal-bearing minerals throughout a rock body.
Dyke
A tabular intrusion, meaning it is sheet or slab-like, that cuts across or through the host rocks.  Dykes vary from a few centimetres to many tens of metres in thickness and may extend for several kilometres.

Extraction	Removal of ore or waste from the ground.
Fault	A geological term that refers to a fracture or zone of fractures in the earth’s crust along which the rock units on each side of the fracture have moved relative to one another.
feasibility study
A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail such that the study could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Flotation
A milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the remaining rock or mineral material.

geophysical surveys	Studies conducted to measure the physical characteristics of a certain area.
Geophysics	The study of the earth by quantitative physical methods.
gold doré	A bar of gold which contains impurities in excess of 2% and which will be further refined to almost pure metal.
Grade	The concentration or quality of an ore or metal content.
Hectare	A square of 100 m on each side, or 2.471 acres.
Host	The body of rock in which mineralization of economic interest occurs.
Intrusive
A body of igneous rock formed by magma penetrating or intruding into or between other rocks but solidifying before reaching the surface; in contrast to lavas or tuffs which are extruded upon the surface.

Mill	A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.
Mine	An excavation in the earth for the purpose of extracting minerals. The excavation may be an open-pit on the surface or underground workings.
mineral reserve(1)
Mineral Reserve:  The economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study (which must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified).  A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least preliminary feasibility study.
Probable Mineral Reserve: The economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study.
_________________
Note:
(1)           As defined in NI 43-101.

mineral resource(1)
Mineral Resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource: That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource: That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource: That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Mineralization	The natural process by which sometimes valuable minerals are aggregated, resulting in a potential ore deposit.
Ore	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.
Oxide	An adjective applied to a rock, mineral resource or mineral reserve indicating that it has been subjected to oxidation through weathering and exposure to the surface elements or ground water.

Plunge	The vertical angle between a horizontal plane and the line of maximum elongation of an orebody.
Pulp	A mixture of ground ore and water capable of flowing through suitably graded channels as a fluid.
pyrite	A mineral, the composition of which is iron sulphide.
Quartz	A mineral composed of silicon dioxide.
_________________
Note:
(1)           As defined in NI 43-101.

reclamation
The process by which lands disturbed as a result of mining activity are brought back to beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features and contouring, covering and revegetation of waste rock piles and other disturbed areas.

recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

recovery rate	The percentage of a particular metal contained in ore that is recovered during processing.
refining	The final stage of metal production in which impurities are removed from the molten metal.
refractory ore
Gold mineralized material in which the gold is not amenable to recovery by conventional cyanide methods without any pre-treatment.  The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbons which reduce gold recovery.

royalty interest	Generally, a percentage interest that is tied to some production unit such as tonne of concentrate or ounce of gold produced. A common form of royalty interest is a net smelter return.
sample	Small amount of material that is supposed to be typical or representative of the object being sampled.
sedimentary	A rock formed from cemented or compacted sediments deposited in horizontal strata.
sediments	The debris resulting from the weathering and break-up of pre-existing rocks.
shoot	A body of ore, usually in elongated form, extending downward or upward in a vein.
smelter	A plant where concentrates are processed into an upgraded product.
smelting	A pyro-metallurgical operation in which metal is separated from impurities by a process that includes fusion.
strike	A geological term that refers to the compass direction on a map that layered rock units or faults run.
stripping ratio	The ratio of waste removed to ore processed.

sulphides	Minerals that are compounds of sulphur together with one or more other elements (such as iron, copper, lead, zinc and arsenic).
tailings	The material that remains after all metals considered economic have been removed from ore during milling.
tuff	A finer grained pyroclastic rock made up mostly of volcanic ash.
vein	An epigenetic mineral filling of a fault or other fracture, in tabular or sheet-like form, often with associated replacement of the host rock.
waste	Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.
Abbreviations
g/t	Grams per tonne.
m	Metre.
oz	Ounce(s).
t	Tonnes.
ton	A dry short ton (2,000 pounds).
tonne	A metric ton (1,000 kilograms or 2,204.62 pounds).
tpa	Tonnes per annum.

Metric/Imperial Conversion Table

The following table sets out the imperial equivalents of the metric units of measurement used in this Annual Information Form:

Metric Unit	Imperial Equivalent
Gram	0.03215 troy ounces
Hectare	2.4711 acres
Kilogram	2.20462 pounds
Kilometre	0.62139 miles
Metre	3.2808 feet
Tonne	1.1023 short tons

SCHEDULE “D”

The undersigned, MARIELA CÉSPEDES MORENO, a Venezuelan, a single, of lega1 age, domiciled in Caracas, bearer of Identity Card No. 6.560.009, a Public Interpreter of the Republic of Venezuela in the English language, as evidenced from title published in the Official Gazette of the Bolivarian Republic of Venezuela No. 37.119 dated January 15, 2001, recorded at the Main Office of Public Registry of the Federal District on September 23, 1999, under No. 80, onto page 80, Volume 17° and subsequently registered in the Second Court of First Instance in Civil, Mercantile and Transit Matters of the Judicial Circumscription of the Metropolitan Area of Caracas on October 18, 2000, hereby CERTIFIES: That the attached document written in Spanish, which has been presented to her for its translation, textually reads in English as follows:

“MINISTRY OF THE INTERIOR AND JUSTICE
BOLIVARIAN REPUBLIC OP VENEZUELA
General Department of Registries and Notary Public’s Offices

FOURTH NOTARY PUBLIC’S OFFICE OF PUERTO ORDAZ

Centro Comercial Cristal – 1 er piso – Locales 110 y 111
Telephone number: (0286) 962.40.57
Alta Vista – Puerto Ordaz – Estado Bolivar

Executing parties: Francisco José Rangel Gómez and Marc J. Oppenheimer. Volume 86.

CRISTINA 4, CRISTINA 5, CRISTINA 6 AND CRISTINA 7
MINING OPERATION CONTRACT

The CORPORACION VENEZOLANA DE GUAYANA, an Autonomous Institute created by Decree No. 430, dated December 29, 1960, published in Official Gazette of the Republic of Venezuela No. 26.445 dated December 30, 1960, amended by Decree No. 1.531, dated November 1, 2001, published in Official Gazette of the Bolivarian Republic of Venezuela No. 5-553, dated November 12, 2001, which has the prerogatives and privileges granted by the Law of the Republic and is exempt from payment of all taxes, duties and contributions, as determined by Articles 24 and 25 of said Decree-Law, represented in this act by its President, FRANCISCO JOSE RANGEL GOMEZ, a Venezuelan, legally competent, bearer of Identity Card No. 2.520.281, of this domicile, the designation of whom is evidenced from Decree No. 1.034 dated October 10, 2000, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.054, dated October 10 2000, hereinafter and for the purpose hereof referred to as THE CORPORATION, in compliance with what was approved in the Board of Directors, as per Resolution No. 8.700 and Resolution DIR-No. 8.705 dated September 2, 2002 and September 16, 2002, respectively on the one hand; and on the other, CRYSTALLEX INTERNATIONAL CORPORATION, a company domiciled in the Province of British Columbia of Canada, the duration of which was extended under the Commercial Corporation Law of Canada, as Corporation No. 345631-5, through Certificate dated January 23, 1998, represented in this act by its President, MARC J. OPPENHEIMER, a citizen of the United States of America, bearer of Passport No. 152092004, duly authorized for this act as per Resolution of the Board of Directors dated September 16, 2002, hereinafter referred to as CRYSTALLEX, each of them individually referred to as the ‘Party’ or collectively as the ‘Parties’, have agreed to enter into, as they hereby do, this mining operation contract for Las Christinas 4, 5, 6, and 7, which is based on the following:

WHEREAS

1.- The CORPORACION VENEZOLANA DE GUAYANA is an Autonomous Institute with its own legal capacity and a patrimony separate from and independent of that of the Republic and which is ascribed to the Ministry of the Secretary’s Office of the Presidency.  The purpose of the CORPORACION VENEZOLANA DE GUAYANA is to promote the balanced development of the Guayana Region, perform the exploration, prospecting, and exploitation works of the mines or deposits to that end granted by the Ministry of Energy and Mines.

2.- On May 16, 2002, the MINISTRY OF ENERGY AND MINES and the CORPORACION VENEZOLANA DE GUAYANA entered into a contract whereby the Ministry authorizes the Corporation to execute the works of exploitation, recovery and sale of the Gold mineral that is in the deposits located within the areas of the concessions called Cristina 4, Cristina 5, Cristina 6, Cristina 7, in the Sifontes Municipality of the State of Bolivar, called ‘PROYECTO LAS CRISTINAS 4, 5, 6 y 7’ and hereinafter referred to as the Project.

3.- The MINISTRY OF ENERGY AND MINES, through said Contract, authorized the CORPORACION VENEZOLANA DE GUAYANA to use the property committed to said concessions that was transferred to the Republic according to Resolution No. 035 dated March 6, 2002, published in the Official Gazette of the Bolivarian Republic of Venezuela No. 37.400, dated March 8, 2002.

4.- For purposes of the appropriate performance of said Contract, the CORPORACION VENEZOLANA DE GUAYANA may enter into DESIGN, CONSTRUCTION, AND OPERATION contracts WITH THIRD PARTIES, after informing the Ministry of Energy and Mines in writing.

5.- Prior to commencing the operative activities of the project, all of the corresponding environmental permits must have been obtained and complied with.

CLAUSE FIRST
INTERPRETATION

1.1 Definitions.  In this Contract, unless otherwise expressly established, the following words and phrases shall have the meaning established below:

‘Contract’ means this mining operation contract and its Exhibits and written amendments made by the Parties.

‘Effective Date’ means the date of execution of this Contract by the parties before a Notary Public.

‘Material Breach’ means any act or omission of any of the Parties that causes an essential damage to: (i) the business, the result of the operation, or the financial conditions of the other Party; (ii) the other Party’s ability to timely and fully perform its obligations herein prescribed, according to the terms herein established; (iii) the validity or legal effectiveness of the Contract or of the rights of the other Party.

‘Law of Mines’ means the Decree with the Status and Force of Law of Mines, published in Official Gazette No. 5.382, dated September 28, 1999, as well as its Regulations, decrees, resolutions and other applicable laws.

‘MEM’ means the Ministry of Energy and Mines.

‘Parties’, in the plural, means both parties executing this Contract, that is, the Corporación Venezolana de Guayana and CRYSTALLEX and, in the singular (Party), means each of them.

‘Environmental Permits’ means the Permit to Affect Resources for Exploitation of gold, copper, and other minerals granted by the Ministry of the Environment and Natural Resources, as well as any other environmental permit or authorization that may be required by said Ministry or any other competent authority or by the law for the performance of the activities in Las Cristinas.

‘Small Miners’ means groups of small miners organized and identified as:  Nuevas Claritas, Siete estrellas, Los Rojas, and la Bolivariana, established in delimited areas within the Las Cristinas project.

‘Annual Production Plan’ refers to the document annually submitted by CRYSTALLEX to the consideration and approval of THE CORPORATION, the content of which comprises an estimate of the following points: - Investments, - production volume, - processing capacity, - operating costs, - logistics, - number of workers, - gold production, - gold price, - income for sales, and any other elements related to the project development and execution.

‘Monthly Gold Price’ means the average monthly gold price, which shall be calculated by dividing the sum of all ‘London Bullion Market Association P.M. BID Gold Fix prices’ (which fixes the closing price of said mineral per refined gold Troy ounce on that day) reported for the corresponding month by the number of days for which said prices were established.

‘Production’ refers to the quantity of gold mineral processed per day, expressed in tons per day (t/d).

‘Tenor’ means the content of gold in the gold material of the deposit, measured at the entry of the mill of the processing plant, expressed in grams per dry tons(gr/t).

CLAUSE SECOND
Purpose of the Contract

2.1 THE CORPORATION, according to authorization issued by the MEM, through Contract dated May 16, 2002, authenticated before the Second Notary Public’s Office of Puerto Ordaz, Caroni Minicipality, State of Bolivar, recorded in the Authentication Books under No.08, Volume 82, dated June 13, 2002 and the First Notary Public’s Office of the Municipality of Barota of the State of Miranda, recorded under No. 28, Volume 40 of the Authentication Books, on June 19, 2002, hereinafter referred to as the CVG-MEM Contract, which is attached hereto and an indivisible part hereof, authorizes CRYSTALLEX, and the latter so accepts, to make all necessary investments and works to reactivate and execute in full the mining project of CRISTINA 4, CRISTINA 5, CRISTINA 6, and CRISTINA 7, design, construct the plant, operate the same and process the gold material for its subsequent commercialization and sale, and transfer the mine and its facilities to THE CORPORATION upon the end of the Contract , in accordance with the provision of Article 102 of the Law of Mines.  The Las Cristinas 4, 5, 6, and 7 project is located in the Municipality of Sifontes of the State of Bolivar, in the Bolivarian Republic of Venezuela.  Its location is described in the Plan attached hereto as Exhibit ‘A’, which has been signed by CRYSTALLEX and THE CORPORATION and is a part hereof.  According to said plan, THE CORPORATION authorizes CRYSTALLEX to exploit and recover gold mineral present in the area of Las Cristinas 4, 5, 6, and 7, within the following boundaries that are defined in said Plan by a closed traverse line and by vertices expressed in U.T.M. coordinates (Universal Transversal de Mercator):

AREA CALLED CRISTINA 4.  Total area one thousand hectares (1,000 Ha.).
POINT	NORTH (m)	EAST (m)
BOT – 1	683,208.00	666,284.00
BOT – 2	685,208.00	666,284.00
BOT – 3	685,208.00	671,284.00
BOT – 4	683,208.00	671,284.00

AREA CALLED CRISTINA 5.  Total area nine hundred thirty-nine hectares and four ares (939.4 Ha.).
POINT	NORTH (m)	EAST (m)
BOT – 1	685,208.00	671,284.00
BOT – 2	685,208.00	668,340.00
BOT – 3	687,070.00	668,340.00
BOT – 4	687,070.00	673,340.00
BOT – 5	685,208.00	673,340.00

AREA CALLED CRISTINA 6.  Total area nine hundred forty-four hectares and two ares(944.2 Ha.).
POINT	NORTH (m)	EAST (m)
BOT – 1	685,208.00	668,340.00
BOT – 2	685,208.00	663,340.00
BOT – 3	687,070.00	663,340.00
BOT – 4	687,070.00	668,340.00

AREA CALLED CRISTINA 7.  Total area one thousand two hectares (1,002 Ha.).
POINT	NORTH (m)	EAST (m)
BOT – 1	687,070.00	663,340.00
BOT – 2	689,070.00	663,340.00
BOT – 3	689,070.00	668,340.00
BOT – 4	687,070.00	668,340.00

The works to be performed by CRYSTALLEX for the design, construction, start-up, and exploitation of the mine subject-matter of the ‘Las Cristinas 4, 5, 6, and 7’ Project comprise the geological-mining planning and the supply of all materials, labor, machinery, equipment, spare parts, and other resources materials or elements that are necessary for the development, exploitation, processing, commercialization and sale of the gold mineral present in said mine, according to the terms hereof.

2.2 FEASIBILITY STUDY

2.2.1 CRYSTALLEX binds itself to submit to THE CORPORATION the Technical, Economic, Financial Feasibility Study within a term not exceeding one (1) year as from the date of execution hereof, in order for it to be analyzed, considered and approved before commencement of the works.  During said period, CRYSTALLEX must maintain a minimum of field activity allowing for the generation of jobs in the communities adjacent to the Project area.

2.2.2 The Feasibility Study must conform to the guidelines established in this contract and be for the benefit of both parties.  The approval of said Feasibility Study must be evidenced in writing and shall be attached hereto as Exhibit ‘B’, which shall be an indivisible part hereof.

CLAUSE THIRD
INVESTMENT PROGRAM

CRYSTALLEX binds itself to make all necessary investments for the reactivation and execution of the ‘Las Cristinas 4, 5, 6, and 7’ mining Project, as estimated according to the Feasibility Study approved by THE CORPORATION.  To that end, CRYSTALLEX must submit to THE CORPORATION, at the same time and as a part of the Feasibility Study referred to in the foregoing clause, a program and/or schedule of investment disbursement and performance, as well as the financing sources and their conditions.  This investment program and/or schedule shall be approved and signed by CRYSTALLEX and THE CORPORATION in a document attached hereto as Exhibit ‘C’, which shall be an integral part hereof.

CLAUSE FOURTH
EXPLOITATION PLANS

1.- CRYSTALLEX must submit to THE CORPORATION the Exploitation Plans for the Life of the Project and the detailed Annual Exploitation Plans.  The Exploitation Plan for the Life of the Project, as well as the annual plans, must be accepted in writing by THE CORPORATION for their implementation.

Said Investment Programs and the Exploitation Plans must contain the necessary technical information, at the request of THE CORPORATION which may request at any time additional information from CRYSTALLEX or may propose modifications or adjustments that it deems to be reasonably necessary.

2.- CRYSTALLEX must specify in said Plans the mineral excavation volumes and barren volumes, waste disposal, handling of effluents, environmental protection, industrial safety, and any other aspect that THE CORPORATION deems pertinent, which aspects shall be informed to CRYSTALLEX sufficiently in advance, depending on the technical characteristics of the information required.

CLAUSE FIFTH

PRODUCTION VOLUME

1.- CRYSTALLEX binds itself to put the ‘Las Cristinas 4, 5, 6, and 7’ mining Project into production within the period of time established in clause Ninth of the CVG-MEM Contract entered into on May 16, 2002.

2.- CRYSTALLEX binds itself to annually recover from the mine subject-matter of the ‘Las Cristinas 4, 5, 6, and 7’ Project an average daily production volume of present gold mineral, as indicated in the Annual Production Plan agreed by the parties, which shall be attached hereto as Exhibit ‘D’ and an integral part hereof.

3.- CRYSTALLEX binds itself to process the gold mineral volume specified in the Annual Production Plan at the plant to be installed by it in accordance with the Project, incorporating the greatest quantity of added value.

4.- CRYSTALLEX shall exploit and recover the barren material that cannot be stored in the mine and put it in a place therefor fitted out, in agreement with the environmental legislation.

CLAUSE SIXTH
ECONOMIC COMPENSATION

1.- CRYSTALLEX shall make the following mandatory payments to THE CORPORATION:

•
Initial Payment: The amount of FIFTEEN MILLION DOLLARS OF THE UNITED STATES OF AMERICA (US$ 15,000,000.00) corresponding to eight percent (8%) of the value of the investments made within the Project, such as:  reports, digitized information, camp, drilling, which payment shall be made by CRYSTALLEX within five (5) bank working days following execution hereof, after the instructions of THE CORPORATION.

•	Minimum monthly payment on account of royalty calculated on the commercial value of the monthly gross production in percentage terms, which is to be paid once the construction state is completed:
GOLD:
US$ Price/Troy ounce
%
Less than 280 $/ounce	1.00
Equal to or more than 280 $/ounce and less than 350 $/ounce	1.50
Equal to or more than 350 $/ounce and less than 400 $/ounce	2.00
More than 400 $/ounce	3.00

These royalties are different from the Exploitation Tax established in the Law of Mines that CRYSTALLEX shall pay to THE REPUBLIC and are subject to revision in accordance with the laws ruling the matter.

CLAUSE SEVENTH
SPECIAL ADVANTAGES

CRYSTALLEX binds itself to comply with the following Employment Plan and Social Community Development Program:

FOR YEAR 2002:
•	To generate 50 jobs and bear the costs of maintenance of the facilities and of the 24 people currently working
•	To continue with the technical assistance to the five (5) Small Miners Associations operating in the Project Small Miners area.
•
To bear the costs of maintenance, supplies, and other operation expenses of the Centro Medico Asistencial Las Claritas, which shall provide services to the project personnel and to the community, and transforming the same from Ambulatory Rural Type II to Ambulatory Urban Type L

FOR YEAR 2003:
•	To generate 50 additional jobs during the twelve (12) months of the year
•	To build at least 30 houses in the local Community of Santo Domingo.
•	To train personnel in the Community to handle the necessary machinery and equipment for mining operations.
•	To develop Social Programs for the benefit of the Community
1.  Installation and integration of clean water treatment plants:
•	Km 88 - Santa Lucia de Inaguay - Las Claritas - Nueves Claritas - Santo Domingo
•	Las Manacas – El - Araymatepury
2.  Construction of sewerage systems:
•	Las Claritas - Nuevas Claritas - Santo Domingo
3. Improvement and Paving of the existing road between Kilometer 85 and Las Cristinas

FOR THE FOLLOWING YEARS OF THE TERM OF THIS CONTRACT, CRYSTALLEX shall continue to: provide technical assistance to the small miners associations operating in the small miners area of the Project, bear the costs of maintenance, supplies and other operation expenses of the Centro Medico Asistencial Las Claritas, maintain the scholarship and internship programs for students, and the training of personnel, perform the activities of maintenance of the road to which the paragraph corresponding to year 2003 refers.

CLAUSE EIGHTH
CRYSTALLEX’S OBLIGATIONS

1.- CRYSTALLEX warrants that the operations of the mine subject-matter of Las Cristinas 4, 5, 6, and 7 Project shall be carried out by competent personnel with expertise in the gold mining area.  To that end, it shall establish Training Programs for the personnel.  According to Article 27 of the Organic Labor Law, during performance of this contract, at least ninety percent (90%) of the employees and of the workers are to be Venezuelans, except as established in Article 28 of said Law.  Likewise, as from the date of execution hereof, CRYSTALLEX takes on the administrative personnel and workers that work at the operation and maintenance facilities of the Camp committed to Las Cristinas 4, 5, 6, and 7 Project, according to the payroll provided by THE CORPORATION and identified by letter ‘B’.

2.- CRYSTALLEX shall use the most advanced technologies in order to achieve international standards and competitive cost.  Likewise, it covenants that the gold mineral shall be recovered according to the best mining techniques in order to achieve an optimal recovery of the resource, making efforts to preserve the deposit and the environment in the performance of the exploitation works.  CRYSTALLEX shall adapt to the provisions established in the Annual Production Plan approved by THE CORPORATION.

3.- CRYSTALLEX is bound to meet the committement of production and tenor of the gold mineral recovered, in accordance with the Annual Production Plan.  Therefore, it binds itself to:

3.1  Adopt the necessary precautions and measures to prevent and avoid occupational accidents and place special interest in the compliance with the provisions of the Ministry of Labor about Industrial health and safety, in pursuance of the applicable legislation.

3.2  Supply the equipment, consumable materials, and related services, such as drainage, dams, electrical control and distribution facilities, compressed air, ventilation system, pumping systems, drinking water treatment facilities, sewage facilities, communications and transport internal and external routes, dining areas and, in general, all facilities operated by it in the mine area.

3.3  CRYSTALLEX is the sole employer of the personnel assigned to the performance of the works subject-matter of this contract.  Therefore, it must bear the payment of all obligations derived from their employment relationship and strictly comply with the provisions of any applicable laws.

CRYSTALLEX expressly accepts to release THE CORPORATION from any joint and several liability as established in the Organic Labor Law.  By virtue of the foregoing,

CRYSTALLEX binds itself to reimburse all expenses or payments that THE CORPORATION may be bound to make by reason of labor actions filed against the same by virtue of the joint and several liability established in the aforesaid legal provisions.

3.4  CRYSTALLEX must provide THE CORPORATION with the technical documentation for the obtainment of the environmental permits necessary for the operation of the mine subject-matter of Las Cristinas 4, 5, 6, and 7 Project.  CRYSTALLEX must strictly comply with the applicable environmental legislation in the performance of the works subject-matter of this contract.

3.5  CRYSTALLEX shall handle together with THE CORPORATION the obtainment of all permits for use of explosives and others stipulated by the Venezuelan laws and regulations in this connection.

3.6  CRYSTALLEX, with the support of THE CORPORATION, must obtain the municipal, state or national permits or authorizations required for its legal operation, if applicable.

3.7  CRYSTALLEX binds itself to engage, according to its operating requirements, Venezuelan service companies, preferably local and regional companies, and to purchase Venezuelan consumable supplies and materials to be used in this project, in accordance with the provisions of Presidential Decree No. 1.892 dated July 25, 2002, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.494, dated July 30, 2002.

3.8  CRYSTALLEX binds itself to deliver to THE CORPORATION, under inventory, at the end of the term hereof, all facilities and equipment existing on such date and in proper operating conditions, normal wear and tear excepted, which must coincide with the inventory or list of equipment or facilities notified by CRYSTALLEX to THE CORPORATION at the time of their acquisition or construction, as the case may be, during the term of this contract.  To that end, CRYSTALLEX binds itself to deliver to THE CORPORATION the list of equipment to be imported with its charcteristics and specifications, including its commercial value.

3.9  CRYSTALLEX shall deliver to THE CORPORATION, through the liaison Manager, within the first seven (7) days of each month, a report of the activities performed (technical studies made, including field and production information), as well as any other information required from it, for purposes of following up the project development.

3.10  CRYSTALLEX binds itself to desist from and judicial claim or action that it may have against THE CORPORATION and THE CORPORATION binds itself to accept.

CLAUSE NINTH
THE CORPORATION’S OBLIGATIONS

1.- THE CORPORATION binds itself to deliver to CRYSTALLEX the existing technical studies performed about the area to be contracted, in order for CRYSTALLEX to make the Certification of the same and afterwards prepare the Feasibility Study.

2.- THE CORPORATION may propose to CRYSTALLEX such specialized technical personnel as THE CORPORATION considers fit for the development of this project and CRYSTALLEX is free to hire said suggested personnel.

3.- THE CORPORATION shall deliver to CRYSTALLEX, through an inventory attached hereto as Exhibit ‘F’, at the beginning of the term hereof, the current facilities of the mine subject-matter of the Las Cristinas 4, 5, 6, and 7 Project, for the purposes of the contract.

4.- THE CORPORATION shall take the necessary steps for the obtainment of the environmental and mining permits required for the execution of this Project.  In any case, the periods of time established in this contract shall not begin to elapse until the obtainment of said authorization permits.

5.- All notifications to the MEM hereunder shall be from THE CORPORATION.

CLAUSE TENTH
Bonds or Guaranties

1.- CRYSTALLEX must present within the first sixty (60) days following execution of the contract and every year a faithful performance bond issued by a bank, for the performance of the contract, corresponding to five percent (5%) of the production value of the time that the construction lasts, which bond is to be released with the Certificate of Commencement (Acia de Inicio) of commercial production issued by THE CORPORATION.  Likewise, CRYSTALLEX must keep an insurance policy for the equipment and facilities in order to cover damages, such as robbery, theft, fire and floods.  Also, it must present a labor bond to guaranty the labor liabilities to be accrued each year.

2.- CRYSTALLEX, before commencing construction and exploitation, shall present the environmental bonds in favor of the Ministry of the Environment and Natural Resources that guaranty the remedy of the environmental damages that may be caused by the construction and exploitation prescribed in the Project, in order to proceed in accordance with Article 59 of the Law of Mines.

CLAUSE ELEVENTH
Technical Supervision

1.- THE CORPORATION shall create a Liaison Technical Management (Gerencia Técnica de Enlace) composed of a team of professionals who shall be in charge of supervising the proper progress of the works.  Such team shall be under the responsibility of a Link Manager who may be freely designated and removed by THE CORPORATION.  THE CORPORATION shall deliver to CRYSTALLEX in writing, as a result of the supervision, the comments or recommendations that it deems convenient and CRYSTALLEX must give consideration to the same in the terms indicated, unless CRYSTALLEX has different criteria with respect to the issues stated, which criteria must be informed to THE CORPORATION in a reasoned manner for the corresponding discussion to reach an agreement to the satisfaction of the parties.  Likewise, CRYSTALLEX must bear the expenses of the remuneration of said Technical Management personnel and shall provide the necessary logistic support:  it shall make physical space with its corresponding office furniture and computers available, provide transportation, board and lodging and shall allow free access to the Project area by the Technical Management personnel.

CLAUSE TWELFTH
Small Miners

CRYSTALLEX binds itself to provide technical assistance under the guidance of THE CORPORATION to groups of Small Miners organized and identified as Nueves Claritas, Siete estrellas, Los Rojas, and La Bolivariana, established in delimited areas within the Las Cristinas project, and any other group that may be organized and that is approved by CRYSTALLEX, in order to guaranty sound operating practices and a lesser environmental impact.

CLAUSE THIRTEENTH
Notices

All notices to be given hereunder shall be in writing, in the Spanish language, and personally delivered.  The notices shall be sent to the following addresses:

CORPORACION VENEZOLANA DE GUAYANA
Edificio CVG - Alta Vista
Puerto Ordaz, Batado Bolivar.
REPUBLICA BOLIVARIANA DE VENEZUELA
Attention:  Gral (Div) Francisco José Rangel Gómez
Presídente de la Corporación Venezolana de Guayana.
Telephone:  0286 9681474 - 9681475
Telefax:  0286 9624805

CRYSTALLEX’s NAME
Address:  Torre Forum, piso 12, Avenida Principal de Las Mercedes con calle Gusicaípuro, Urbanización El Rosal, Municipio Chacao.
Attention:  Ing. Luis Felipe Cottin

Title:  Presidente de Crystallex de Venezuela, C.A.
Telephone:  0212 9526061
Telefax:  0212 9525011

Any of the parties may, by written notice, designate another officer as the addressee of the notices, as well as a new address for sending the corresponding notices.  All notices shall be deemed to be given at the time when they are received by the corresponding addressee.

CLAUSE FOURTEENTH
Breach

1.- If during the performance of the works herein prescribed, in a period of one year, CRYSTALLEX is not able to meet the average daily production or tenor of the mineral recovered established in the Annual Production Plan, CRYSTALLEX shall provide an economic compensation to THE CORPORATION in proportion to the benefits not received.

In order to quantify this effect of breach, the one-year period shall be counted as from the first day of work prescribed in the Annual Production Plan and, the total production of the year divided by three hundred and sixty-five days (365) shall be used as the daily average.

The suspensions of operations due to force majeure are excepted from being considered as breach, in accordance with Clause Fifteenth hereof.

2.- Likewise, the causes described in Article 98 of the Law of Mines shall be deemed to be breaches.

3.- Also, the breach of the environmental conditions issued by the Ministry of the Environment and Natural Resources (MARN) shall be penalized.

4.- The causes defined as Material Breach in Clause First of this contract.

CLAUSE FIFTEENTH
Force Majeure

None of the parties shall be liable for any breach of the obligations undertaken hereunder, when such breach results from force majeure, which shall consist in any circumstance beyond the control of any of the parties that has not been reasonably foreseen and overcome and that may impede or excessively delay the performance of any obligation established in the contract.  Such circumstances include, but are not limited to, events of nature such as floods, earthquakes, strong winds, as well as wars, sedition, epidemic, fire or any other of the same magnitude, and they also include new laws, decrees, regulations, ordinances or administrative acts of the government at its different levels or branches of State Power (Público), issued by any legally competent public authority of the corresponding matter, provided that when such events occur the affected party exercises the due care and diligence to reasonably control, avoid or prevent the event and the damaging consequences of the same.  Any of the parties shall notify the other in writing, as soon as possible, if such party is not able to perform any of its obligations due to force majeure, as well as the reason for said non-compliance and must resume performance, if such were the case, within a reasonable period after disappearance of the force majeure.  But in no case and for no reason shall the term of this contract be extended beyond the period hereinafter establishes.

CLAUSE SIXTEENTH
Termination of the Contract

1.- THE CORPORATION and CRYSTALLEX may agree upon the termination hereof by mutual agreement when it is considered convenient due to the circumstances.  After a period of time has been agreed by the parties for the termination of the contract, they both bind themselves to fully perform the obligations undertaken hereunder.

2.- In the event of any of the parties’ breach, according to clause Sixteenth, the affected party shall have the right to terminate this contract immediately after the elapsing of ninety (90) days as from the date on which one of the parties gives written notice to the other attributing to it in a reasoned manner the breach of any of the obligations undertaken hereunder, provided that said breach has not been remedied within such period of time.  If the party that involves the breach considers that it may be remedied before the aforesaid ninety (90) days, it must expressly indicate in the notice to the other party the reasonable period of time within which such breach is to be remedied, expressly stating the reasons on which said period of time is based.  If the breach is remedied in a period of time longer than that reasonably stated by the affected party or than that accepted by such affected party upon the proposal of the other party, provided that such period of time does not exceed the maximum limit of (90) days, the breaching party shall pay to the other party the corresponding damages caused by the delay.

The stipulations of this number shall be applied in all cases of breach of this contract, except in the cases in which the clause establishes the form and time for rescission due to breach, and except as prescribed in Clause Twenty-fourth hereof.

CLAUSE SEVENTEENTH
Environmental Legislation

1.- CRYSTALLEX shall be responsible for compliance with the provisions in force regarding environmental conservation, defense, and improvement, specially those referred to the control of environmental impact of mining activities and correction, recovery, and improvement of the affected areas.

2.- The mining activities developed in the parcels must be performed in a national and scientific manner, in accordance with the sustainable development principle, environment conservation, and land use planning, according to articles 5 and 15 of the Law of Mines.

3.- CRYSTALLEX is entitled to the rational use and utilization of public domain waters, provided that it observes the environmental provisions, respectively.  Likewise, if necessary, it may use private domain waters, either through the establishment of easements or via expropriation, provided that the requirements established in the application legislation are met.

4.- CRYSTALLEX must prepare the Environmental Handling Program and THE CORPORATION shall review and validate the same and be in charge of the steps to be taken before the Ministry of the Environment and Natural Resources.

CLAUSE EIGHTEENTH
TERM OF THE CONTRACT

1.- This contract shall be in force as from the date of its execution for a period of twenty (20) years, extendible for one (1) or two (2) periods of ten (10) years, with the previous written agreement of the parties.  Said extension must be notified before the term of the contract.

2.- CRYSTALLEX binds itself to define and establish, by mutual agreement with THE CORPORATION and within one (1) year before the end of this contract, a plan for the transfer of the assets of the Las Cristinas 4, 5, 6 and 7 mine and its operations to THE CORPORATION.

CLAUSE NINETEENTH
Settlement of Conflicts

Any doubts and controversies of any nature whatsoever that may arise out of the performance of this contract and which may not be amicably settled by the parties shall be decided by the competent courts of the Bolivarian republic of Venezuela, in accordance with its laws, and in no case and for no reason may they give rise to claims before foreign courts.

CLAUSE TWENTIETH
Assignment of Contract

CRYSTALLEX may not assign, directly or indirectly, in whole or in part, its rights and/or delegate its obligations hereunder to another natural or legal person.  Any assignment and/or delegation made in violation of this clause shall be null and without effect, except for the legal penalties derived from such assignment or delegation.

CLAUSE TWENTY-FIRST
Representations

1.- The parties, being aware of the impossibility of foreseeing all contingencies that may arise during performance of this contract, agree that their intention is to agree between them on the basis of equity and without damaging the interests of both of them.  If during performance hereof, any inequality, damage or injustice arises against any of them, they shall by mutual agreement endeavor to take the necessary actions to eliminate or remedy such inequality or damage.

2.- The Ministry of Energy and Mines has granted the THE CORPORATION, by means of a contract entered into on May 16, 2002, in accordance with the provisions of Decree No. 1.757 of the President of the Republic dated April 29, 2002, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.437, dated May 7, 2002, the areas called Cristinas 4, 5, 6 and 7 located in the Sifontes Municipality of the State of Bolivar for the exploration, recovery and sale of the gold mineral present in deposits located in said areas.  Likewise, it has been authorized to use the property committed to said areas that was transferred to the Republic in accordance with resolution No. 035 dated March 6, 2002, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.400 dated March 8, 2002.  Therefore, no property rights are transferred to CRYSTALLEX by virtue of this contract or its Exhibits.

3.- this contract is materially and legally complemented and supported, in addition to the stipulations herein, by its Exhibits mentioned in the text of this contract, which Exhibits are an integral and indivisible part hereof.

4.- For purposes hereof, it shall be understood that for the technical, geological and legal knowledge of the Las Cristinas Project that CRYSTALLEX has, it is willing, ‘for its own risk and account’, to invest its human, technical, and financial resources in the exploitation of the deposit, without having anything to claim now and in the future on account of the results obtained in the exercise of said activities, since as a professional specialized in mining activities it took precautions, made the pertinent studies, and was able to foresee the existing situations with respect to geology, production, historical production figures, mineralogical formation, potential and estimates of the results obtained and to be obtained.  According to Article 34 of the Law of Mines, the existence of the mineral and that the same is industrially and economically exploitable are presumed, until proven to the contrary, but THE CORPORATION undertakes no responsibility with the execution of the contract for the truth of such facts.  To such end, THE CORPORATION and CRYSTALLEX must verify the existing technical information to be delivered by THE CORPORATION within a term of ninety (90) days as from the execution hereof, which shall be certified in the Minutes issued for such purposes.

CLAUSE TWENTY-SECOND
Complementary Provisions

1.- The parties shall prepare and sign, within a term of thirty (30) working days as from execution of this contract, a detailed inventory of the facilities, property and equipment owned by the Republic that exist in the area of Las Cristinas 4, 5, 6, and 7 at the time when said inventory is signed, in accordance with number 3 of Clause Ninth hereof, which inventory shall be an integral part of this contract.

2.- Should the MEM grant THE CORPORATION an authorization for the exploration, exploitation, commercialization, and sale of the copper mineral existing in the Las Cristinas 4, 5, 6, and 7 area, THE CORPORATION binds itself to enter into the corresponding addendum with CRYSTALLEX, complementary to this contract, in order to fix the conditions in which said activities shall be performed by CRYSTALLEX.

3.- This contract may be amended by mutual agreement of the parties, by means of an addendum therefor entered into, without changing the spirit, purpose and reason that led them to enter into it.

CLAUSE TWENTY-THIRD
Applicable Law

The contracting parties expressly declare that this contract and its exhibits shall be governed by the laws of the Bolivian Republic of Venezuela.

CLAUSE TWENTY-FOURTH
Rescission of Contract

This contract may be unilaterally rescinded by THE CORPORATION, with no indemnification whatsoever for CRYSTALLEX, in the event of delay in commencement, suspension of any of the activities, or breach of contract for a period of one (1) year without a duly justified reason.

CLAUSE TWENTY-FIFTH
Domicile

Without prejudice to the jurisdiction corresponding to the Political-Administrative Chamber of the Supreme Court of Justice to take cognizance of the controversies relating to administrative contracts, the city of Ciudad Guayana, Caroni Municipality of the State of Bolivar, is chosen as the special domicile and the controversies shall be submitted to the courts of said city.

This contract is made in three (3) counterparts with the same contract and effects, in Ciudad Guayana, on the seventeenth day of the month of September of year 2002.

By THE CORPORATION	By CRYSTALLEX
(Sgd.) (Illegible)	(Sgd.) (Illegible)

BOLIVARIAN REPUBLIC OF VENEZUELA, Dr. PEDRO E. ALFARO, NOTARY PUBLIC OF THE FOURTH NOTARY PUBLIC’S OFFICE OF PUERTO ORDAZ, AUTONOMOUS MINICIPALITY OF CARONI OF THE STATE OF BOLIVAR, Puerto Ordaz, September 17, Two Thousand and Two, 192° and 143°.  The foregoing document drawn up by lawyer FIRELY C. NAVARRO, registered in the Inpreabogado under No. 11121 was presented to be authenticated and returned, as per form No. 38890, dated 09-17-2002.  The parties executing the document being present, they stated that their names were FRANCISCO JOSÉ RANGEL GOMEZ AND MARC J. OPPENHEIMER, of legal age, domiciled in Puerto Ordaz, State of Bolivar, a citizen of Venezuela and a citizen of the United States of America, both married, holders of Identity Card No. 2.520.281 and Passport No. 152092004.  The original having been read to them and compared to its copies and such original and copies having been signed before the Notary, the executing parties stated:  “ITS CONTENT IS TRUE AND OURS THE SIGNATURES THAT APPEAR AT THE BOTTOM THEREOF”.  The Notary, by virtue whereof, declares it authenticated in the presence of witnesses YANNINA GUILLEN and GABRIELA RODRIGUEZ, holders of Identity Cards Nos. 11.995.595 and 11.636.896.  The document was recorded under No. 16, Volume 86 of the Books of Authentication kept by this Notary Public’s Office.  The undersigned Notary Public certifies that in this act Article 78, Number 2 of the Decree with the Force of Law on Public Registry and Notary Public’s Offices was complied with.  Likewise, he certifies that he saw:  1) Decree No. 430 of the CORPORACIÓN VENEZOLANA DE GUAYANA, dated 12-29-1960, published in Official Gazette of the Republic of Venezuela No. 26.445 dated 12-30-1960, the last amendment to which having been made through Decree of Law No. 1.531 dated 11-07-2001, published in Official Gazette of the Bolivarían Republic of Venezuela No. 5,553 dated 11-12-2001, which has the prerogatives and privileges that the National Treasury grants in the Preliminary Title of the Organic Law on National Public Finance and is exempt from the payment of all taxes, duties, and contributions as determined by articles 24 and 25 of said Decree, represented by its President, Francisco Rangel Gomez, according to designation made by the President of the Republic through Presidential Decree No. 1.034, published in Official Gazette of the Bolivarían Republic of Venezuela No. 37.054, on 10-10-2000, sufficiently authorized for this act according to articles 36 and 37 of said Decree-Law.  2) Resolution No. 8.700 and Resolution DIR-No. 8,705 dated:  09-02-2002 and 09-16-2002, respectively.  3) Resolution of the Board of Directors of CRYSTALLEX INTERNATIONAL CORPORATION dated 09-16-2002.  4) The Notary’s Office was convened at the office of C.V.G., Alta Vista, Puerto Ordaz, today, at 11:00 a.m., upon the request from the interested party.

The Notary Public (Sgd.) (Illegible).  Dr. Pedro E. Alfaro, Fourth Notary Public of Puerto Ordaz.  The Witnesses. (Sgd.) (Illegible) Yamína Guillén. (Sgd.) (Illegible) Garbriela Rodríguez.  The executing Parties (Sgd.) (Illegible) Francisco J. Rangel Gomez, (Sgd.) (Illegible) Marc J. Oppenheimer.
The undersigned Notary Public does hereby certify that he saw By-Laws No. 1, By-laws referred to, in general, to the performance of the businesses and affairs of CRYSTALLEX INTERNATIONAL CORPORATION, dated 01-23-1998.
THE NOTARY PUBLIC, Dr. Pedro E. Alfaro M. Fourth Notary Public of Puerto Ordaz.
(There is a linear seal that reads: ‘Attorney Firely C. Navarro, L.P.S.A. No. 11121. VPC Legal Affairs’ and there is an illegible signature on the same.  There is a linear seal that reads:  ‘Fourth Notary Public’s Office of Puerto Ordaz, Form No. 38890.  Fees:  n/a.  Execution: 09-17-02’.  There are several round seals that read:  ‘Bolivarían Republic of Venezuela.  Ministry of the Interior and Justice, Fourth Notary Public’s Office.  Autonomous Municipality of Caroni, Pto Ordaz’, with the Coat of Arms of the Bolivarían Republic of Venezuela in the center.  There are initials on the pages).”

The foregoing is a true and exact translation of the attached document written in Spanish, rendered upon the request from an interested party, IN WITNESS WHEREOF, I affix my signature and stamp my official seal in Caracas, on this eighteenth day in the month of January, year Two Thousand and Five.

PRESIDENTIAL DECREE 1.757

Decree No. 1.757	April 29, 2002

HUGO CHAVEZ FRIAS
President of the Republic

In compliance of article 23 of the Decree with Rank and Force of Law of Mines, in Council of Ministers in Government.

WHEREAS

It is a priority for the Republic, the reactivation of the mining activity to the effects of increasing its contribution to the National Product and to the generation of employment,

WHEREAS

That the Activities of Mining are of relevant importance for the Region of Guayana,

WHEREAS

That the deposits located in the area of the expired and extinguished gold concessions Cristina 4, Cristina 5, Cristina 6 y Cristina 7, constitute an important reservoir of this mineral,

DECREES

Article 1°. Shall be reserved to the National Executive, through the Ministry of Energy and Mines, the direct exercise of the exploration and exploitation of the gold mineral located at the deposit in the area of the expired and extinguished concessions of gold Cristina 4, Cristina 5, Cristina 6 and Cristina 7, located in the Municipality of Sifontes of the State of Bolivar.

Article 2°. The area denominated Cristina 4 has a total surface of approximately ONE THOUSAND HECTARES (1000 Ha), defined by a closed polygonal and vertex expressed in the coordinates U.T.M. (Universal Transversal of Mercator) Huso 20, Datum La Canoa and Datum Sirgas-Regven
Datum La Canoa.

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH(m)	EAST (m)	NORTH (m)	EAST (m)
BOT-1	683,208.00	666,284.00	682,850.76	666,093.52
BOT-2	685,208.00	666,284.00	684,850.76	666,093.52
BOT-3	685,208.00	671,284.00	684,850.76	671,093.50
BOT-4	683,208.00	671,284.00	682,850.78	671,093.50

Article 3°. The area denominated Cristina 5 has an approximated total surface of NINE HUNDRED THIRTY NINE WITH FOUR HECTARES (939,4 Ha), defined by a closed polygonal and vertex expressed in the coordinates U.T.M. (Universal Transversal of Mercator) Huso 20, Datum La Canoa. And Datum Sirgas-Regven

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH(m)	EAST (m)	NORTH (m)	EAST (m)
BOT-1	685,208.00	671,284.00	684,850.77	671,093.50
BOT-2	685,208.00	668,340.00	684,850.77	668,149.50
BOT-3	687,070.00	668,340.00	686,712.76	668,149.50
BOT-4	687,070.00	673,340.00	686,712.78	673,149.49
BOT-5	685,208.00	673,340.00	684,850.77	673,149.49

Article 4°. The area denominated Cristina 6 has an approximated total surface of NINE HUNDRED FORTY FOUR AND TWO HECTARES (944,02 Ha), defined by a closed polygonal and vertex expressed in the coordinates U.T.M. (Universal Transversal of Mercator) Huso 20, Datum La Canoa. And Datum Srigas-Regven

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH(m)	EAST (m)	NORTH (m)	EAST (m)
BOT-1	685,208.00	668,340.00	684,850.77	668,149.50
BOT-2	685,208.00	663,340.00	684,850.75	663,149.52
BOT-3	687,070.00	663,340.00	686,712.74	663,149.52
BOT-4	687,070.00	668,340.00	686,712.76	668,149.50

Article 5°. The area denominated Cristina 7 has an approximated total surface of ONE THOUSAND TWO HECTARES (1002 Ha), defined by a closed polygonal and vertex expressed in the coordinates U.T.M. (Universal Transversal of Mercator) Huso 20, Datum La Canoa and Datum SirgasRegven.

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH(m)	EAST (m)	NORTH (m)	EAST (m)
BOT-1	887,070.00	563,340.00	686,712.74	663,149.52
BOT-2	689,070.00	663,340.00	688,712.73	663,149.51
BOT-3	689,070.00	668,340.00	688,712.75	668,149.49
BOT-4	687,070.00	668,340.00	686,712.73	668,149.50

Article 6°. In exercise of the right of exploration and exploitation referred in Article 1 of this Decree, the Minister of Energy and Mines has the faculty to contract with the Corporación Venezolana de Guayana or with any other entity of the exclusive property of the Republic, the activities required to carry out said exploration and exploitation, in the technical and economical terms more convenient for the rational exploitation of the mentioned deposits.

Article 7°. The present Decree will enter in force and effect from its publication in the Official Gazette of the Bolivarian Republic of Venezuela.

Article 8°. The Secretaries of Energy and Mines and of the Secretary of the Presidency of the Republic are in charge of the execution of this Decree.

In Caracas, April 20, 2002. Year 192° of the Independency and 143° of the Federation.

Be Executed.

HUGO CHAVEZ FRIAS

AGREEMENT BETWEEN THE MINISTRY OF ENERGY AND MINES
AND THE CVG WITH RESPECT TO THE LAS CRISTINAS DEPOSITS

Bolivarian Republic of Venezuela
Ministry of Energy and Mines
Office of the Minister

The Bolivarian Republic of Venezuela, through the Ministry of Energy and Mines, represented in this act by its Minister, Dr. Alvaro Silva Calderón, a Venezuelan, of legal age, of this domicile, and bearer of Identity Card V-928.729, authorized by designation conferred through Decree No. 1.153, dated December 28, 2000, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37,108 dated December 28, 2000, hereinafter referred to as “THE MINISTRY”, on the one hand; and on the other, the Corporación Venezolana de Guayana an Autonomous Institute assigned to the Ministry of the Secretary of the Presidency, created by Decree No. 430, dated December 29, 1960, published in Official Gazette of the Republic of Venezuela No. 26.445, dated December 30, 1960, amended by Decree No. 1.531 with the Force of Law of Partial Amendment to the Organic Statute of Development of Guayana, dated November 7, 2001, published in Official Gazette of the Bolivarian Republic of Venezuela No. 5.553, Extraordinary, dated November 12, 2001, represented in this act by its President, Major General (Army), Francisco José Rangel Gómez, a Venezuelan, of legal age, domiciled in Ciudad Bolívar, bearer of Identity Card No. V-2.520.281, which designation is evidenced from Decree No. 1.034, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.054, dated October 10, 2000, and in accordance with the provision of article 36 and number 10 of article 37 of the aforesaid Decree-Law No. 1.531, hereinafter referred to as “THE CORPORATION”, have agreed, in accordance with number 8 of article 4 of the above-mentioned Decree No. 1.531 dated November 7, 2001, to enter into this Contract in the terms and conditions specified in the following clauses:

FIRST: “THE MINISTRY” authorizes “THE CORPORATION” for the execution of the works of exploration, exploitation, and sale of the gold mineral that is in the deposits located in the areas of the concessions called Cristina 4, Cristina 5, Cristina 6 and Cristina 7, in the Municipality of Sifontes of the State of Bolivar, all in accordance with the plans attached hereto as Annex “A” that are an integral part hereof. Likewise, it authorizes “THE CORPORATION” for the use of the property committed to said concessions that was transferred to the Republic according to Resolution No. 035, dated March 6, 2002, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.400, dated March 08, 2002, and Minutes dated May 10, 2002.

The area and coordinates of said concessions are the following:

a.           The area called Cristina 4 has an appropriate total area of ONE THOUSAND HECTARES (1,000 Ha.), defined by a closed traverse line and vertices expressed in U.T.M. (Universal Transversal Mercator) coordinates, Zone (Huso) 20, Datum La Canoa and Datum Sirgas-Regven.

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH(m)	EAST (m)	NORTH (m)	EAST (m)
BOT-1	683,208.00	666,284.00	682,850.76	666,093.52
BOT-2	685,208.00	666,284.00	684,850.76	666,093.52
BOT-3	685,208.00	671,284.00	684,850.76	671,093.50
BOT-4	683,208.00	671,284.00	682,850.78	671,093.50

b.           The area called Cristina 5 has an approximated total area of NINE HUNDRED THIRTY NINE HECTARES AND FOUR ARES (939.4 Ha.), defined by a closed traverse line and vertices expressed in U.T.M. (Universal Transversal of Mercator) coordinates, Zone (Huso) 20, Datum La Canoa and Datum Sirgas-Regven.

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH(m)	EAST (m)	NORTH (m)	EAST (m)
BOT-1	685,208.00	671,284.00	684,850.77	671,093.50
BOT-2	685,208.00	668,340.00	684,850.77	668,149.50
BOT-3	687,070.00	668,340.00	686,712.76	668,149.50
BOT-4	687,070.00	673,340.00	686,712.78	673,149.49
BOT-5	685,208.00	673,340.00	684,850.77	673,149.49

c.           The area called Cristina 6 has an approximated total area of NINE HUNDRED FORTY FOUR HECTARES AND TWO ARES (944.02 Ha.), defined by a closed traverse line and vertices expressed in U.T.M. (Universal Transversal of Mercator) coordinates, Zone (Huso) 20, Datum La Canoa and Datum Sirgas-Regven.

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH(m)	EAST (m)	NORTH (m)	EAST (m)
BOT-1	685,208.00	668,340.00	684,850.77	668,149.50
BOT-2	685,208.00	663,340.00	684,850.75	663,149.52
BOT-3	687,070.00	663,340.00	686,712.74	663,149.52
BOT-4	687,070.00	668,340.00	686,712.76	668,149.50

d.           The area called Cristina 7 has an approximate total area of ONE THOUSAND TWO HECTARES (1,002 Ha.), defined by a closed traverse line and vertices expressed in U.T.M. (Universal Transversal Mercator) coordinates, Zone (Huso) 20, Datum La Canoa  and Datum Sirgas-Regven.

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH(m)	EAST (m)	NORTH (m)	EAST (m)
BOT-1	687,070.00	663,340.00	686,712.74	663,149.52
BOT-2	689,070.00	663,340.00	688,712.73	663,149.51
BOT-3	689,070.00	668,340.00	688,712.75	668,149.49
BOT-4	687,070.00	668,340.00	686,712.73	668,149.50

SECOND: For purposes of an adequate performance of this Contract, “THE CORPORATION” may enter into operation agreements with third parties, after informing the Ministry of Energy and Mines in writing within a period of time not shorter than ten (10) business days.

THIRD:  “THE CORPORATION” covenants that the exploitation of the gold mineral shall be made in accordance with the best mining techniques in order to achieve an optimal recovery of the resource, making efforts to conserve the deposit and preserve the environment. For the execution of the exploitation works, “THE CORPORATION” shall adjust to the provisions established in the plans of exploration, exploitation and other activities to that end made by it, which plans must be previously approved by the THE MINISTRY and other entities related to the matter.

For purposes of this Clause, compliance with the provisions in force regarding environmental conservation, defense, and improvement, specially those referred to the control of environmental impact of mining activities and the correction, recovery, and improvement of the affected areas, shall be of the exclusive responsibility of “THE CORPORATION”.

FOURTH:  “THE CORPORATION’s failure to comply with the plans prescribed in Clause THIRD shall be a cause for rescission of this Contract.

FIFTH:  Of the gross income generated by the exploitation and sale of the gold mineral, THE CORPORATION binds itself to deliver on a quarterly basis to the National Treasury (Fisco Nacional) three percent (3%) of the commercial value in Caracas of the mineral sold.

SIXTH:  THE CORPORATION shall deduct from the gross income generated by the exploitation and sale of the gold mineral all the expenses accrued or paid, as the case may be, which are normal and necessary, made in the country with the purpose of producing the benefits, such as: salaries and wages, interest of principal received from loans and invested in production; taxes paid by reason of economic activities or of property that generates income, indemnification corresponding to the workers by virtue of the work, determined according to the Law or to employment contracts, a reasonable amount to meet the depreciation of permanent assets and the amortization of the cost of other elements invested in production; the expenses of administration and conservation of real property given in lease, the expenses of ordinary repairs of property intended for production, and research and development expenses, among others. From the result obtained, THE CORPORATION binds itself to deliver to the National Treasury (Fisco National) an amount of thirty-four percent (34%).

SEVENTH:  If THE CORPORATION executes the exploitation of the deposits referred to in this Contract by itself, Clause SIXTH hereof shall not be applied.

EIGHTH: THE CORPORATION, in addition to observing the Decree with the Status and Force of Law of Mines dated September 5, 1999, published in Official Gazette of the Republic of Venezuela No. 5.382, Extraordinary, dated September 28, 1999, to the extent possible, must provide the officials of the Ministry of Energy and Mines with the information required and the facilities that its employees may require for a better performance of their functions.

NINTH:  “THE CORPORATION” must begin the works of exploitation of the gold mineral of the deposits of concessions Cristina 4, Cristina 5, Cristina 6, and Cristina 7, within two (2) years after the date when this Contract is entered into. Failure to perform this obligation, as well as the interruption of the exploitation for a period of two (2) years, shall be a cause for rescission of this Contract.

TENTH:  THE CORPORATION binds itself to use preferably Venezuelan workers and employees and, if possible, of the region. To that end, it shall establish, to the extent possible, personnel training programs. Likewise, it shall give preference to regional companies for the purchase of goods, materials, equipment or machinery, specialized services, and execution of infrastructure works and various supporting tasks, always provided that both the personnel and the companies are qualified therefor.

ELEVENTH:  Failure to perform or delay in performance of any of the obligations of this Contract shall not be considered as non-performance, violation or breach of the same, if such failure or delay is due to act of God or force majeure. Labor conflicts, strikes, any order or requirement from a legitimate authority, explosions, wars and blockades, sabotages, mutinies, fire, floods, lightning, or other acts of nature shall be considered as such, provided that at the time of occurrence of such events the affected Party exercises due care and diligence to reasonably control, avoid, or prevent the event and its damaging consequences. Either Party, as soon as possible, shall notify the other Party in writing the cause for the failure to perform any of its obligations due to force majeure, and shall resume performance, if such were the case, within a reasonable period of time after the force majeure that give rise to the failure to perform has disappeared. But in no case and for no cause shall the duration of this Contract be extended beyond the period of time established in Clause Thirteenth.

TWELFTH:  The doubts and controversies of any nature whatsoever that may arise by reason of the performance of this Contract and which cannot be amicably settled by the Parties shall be decided by the competent courts of the Bolivarian Republic of Venezuela, in accordance with its laws, and for no reason or cause shall they give rise to foreign claims.

THIRTEENTH:  This Contract shall be in effect from the date of its execution for up to a period of twenty (20) years, extendable for two (2) periods of ten (10) years each, with the prior written agreement of the Parties.

FOURTEENTH:  For purposes of this Contract, its effects and consequences, the city of Caracas is chosen as special domicile, and the Parties declare to submit themselves to the jurisdiction of the competent Courts of said city. This Contract is made in three (3) counterparts with the same content and effects. In Caracas, on the 16th day of the month of May of 2002.

(Sgd.) (Illegible)                                                                (Sgd.) (Illegible)
By the Ministry of                                                                       By the Corporation
Energy and Mines                                                                       Venezolana de Guayana

BOLIVARIAN REPUBLIC OF VENEZUELA, MINISTRY OF THE INTERIOR AND JUSTICE SECOND NOTARY PUBLIC’S OFFICE OF PUERTO ORDAZ AUTONOMOUS MUNICIPALITY OF CARONI OF THE STATE OF BOLIVAR, Puerto Ordaz. June 13, 2002. 192° and 143°. The foregoing document, drawn up by lawyer Firely C. Navarro A., duly registered in the Bar Association under Diploma No. (blank), in Association (Blank) and registered in the Inpreabogado under No. 11.121, Legal Fee Form No 175528, dated 06-13-2002 was paid, under the Law on Legal Fees currently in force, only with respect to the signature of FRANCISCO JOSE RANGEL GOMEZ, of legal age, domiciled in Ciudad Guayana, a Venezuelan, married, bearer of Identity Card No. 2.520.281.The document having read, the executing party stated:  “Its content is true and mine the signature that appears at the bottom of the instrument.” The Notary, by virtue whereof, certifies this document and the copies with original signatures that will form the Principal Volume and the Duplicate, the document being registered under No. 08, Volume 82 of the Authentication Books. Witnesses were María de Lanser and Noravis Alcalá, bearers of Identity Cards Nos. 6.022.083 and 9.903.288, officers of this Notary’s Office designated for this act. The Notary Public certifies that he saw: 1) One counterpart of Official Gazette of the Republic of Venezuela No. 26.445 dated November. 30, 1960. 2) One counterpart of Official Gazette of the Bolivarian Republic of Venezuela No. 5.553 (Extraordinary) dated November 12, 2001 and 3) One counterpart of Official Gazette of the Republic of Venezuela No. 37.054 dated

BOLIVARIAN REPUBLIC OF VENEZUEIA, MINISTRY OF THE INTERIOR AND JUSTICE. Dr. YOLANDA MENDOZA F. PROVISIONAL FIRST NOTARY PUBLIC OF THE AUTONOMOUS MUNICIPALITY OF BARUTA OF THE STATE OF MIRANDA. June 19, 2002. 192° and 143°. The foregoing document, drawn up by lawyer Firely C. Navarro A., registered in the Inpreabogado under No. 11.121, was presented to be authenticated and returned as per Form No. 99.486, dated 06-17-2002. The executing party being present, he stated that his name was Alvaro Silva Calderón, of legal age, domiciled in Caracas, a Venezuelan, married, bearer of Identity Card No. 928.729. The document having read and compared with its photocopies and the photocopies and the original having been signed, he stated: “Its content is true and mine the signature that appears at the bottom of the instrument” The Notary, by virtue whereof, declares it authenticated in the presence of witnesses Cristobal Bravo and Jaime Andreu bearers of Identity Cards Nos. 12.357.090 and 14.157.533, the document being recorded under No. 28, Volume 40, of the Authentication Books kept by this Notary Public’s Office. The undersigned Notary certifies that she saw Decree No. 1.153 dated December 28, 2000, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.108, dated December 28, 2000. Likewise, the undersigned Notary certifies that the Notary’s Office was convened at TORRE OESTE, PISO 14, PARQUE CENTRAL today at 7:00 p.m. upon the request from an interested party. Officer authorized for this act Virgilio Suares, Identity Card No. 2.070.097. Signautre (Sgd.) (Illegible). The Provisional Notary Public. (Sgd.) (Illegible). Dra. Yolanda Espinoza Foucault. Provisional First Notary Public of the Municipality of Baruta, Miranda State. Witnesses (Sgd.) (Illegible). (Sgd.) (1llegiblle). The Executing Party (Sgd.) (Illegible).

SCHEDULE “E”
AUDIT COMMITTEE CHARTER

1.           General

(1)
The board of directors (Board) of Crystallex International Corporation (Corporation) has established the Audit Committee (Committee) to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to the accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

(2)	The composition, responsibilities and authority of the Committee are set out in this Charter.

(3)
This Charter and the by-laws of the Corporation and such other procedures, not inconsistent therewith, as the Committee may adopt from time to time, shall govern the meetings and procedures of the Committee.

2.           Composition

(1)	The Committee shall be composed of at least three directors of the Corporation (Members):

(a)	all of whom are independent (as determined by the Board in accordance with the Policy on Independence of Directors of the Corporation);

(b)
all of whom are financially literate (i.e., have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the accounting issues that can reasonably be expected to be raised by the financial statements of the Corporation); and

(c)
at least one of whom is financially sophisticated (i.e., has past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that results in his/her financial sophistication).

(2)	Members shall be appointed by the Board and shall serve until they resign, cease to be a Director or are removed or replaced by the Board.

(3)	The Board shall designate one of the Members as chair of the Committee (Chair).

(4)	The Secretary of the Corporation shall be secretary of the Committee (Secretary).

3.           Responsibilities

The Committee shall assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

The Committee shall have the responsibilities set out below.

3.1           Managing, on behalf of the Shareholders of the Corporation, the Relationship between the Corporation and its External Auditors

 The Committee shall be responsible for managing, on behalf of the shareholders of the Corporation, the relationship between the Corporation and its external auditors, including:

(a)	appointing the external auditors, subject to shareholder approval;

(b)	setting the compensation of the external auditors;

(c)	overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors with respect to financial reporting;

(d)	pre-approving all audit services and permitted non-audit services to be provided to the Corporation and its subsidiary entities by the external auditors;

(e)	having the external auditors report to the Committee in a timely manner with respect to all required matters, including those set out in paragraph 3.2;

(f)	reviewing and approving the hiring policies of the Corporation with respect to present and former partners and employees of the current and former external auditors;

(g)
overseeing the rotation of the audit partner having primary responsibility for the external audit of the Corporation, the audit partner responsible for reviewing the external audit and the external auditors at such intervals as may be required;

(h)	overseeing any change in the external auditors, including the notice of change of auditors required under applicable laws; and

(i)	reviewing and assessing the performance, independence and objectivity of the external auditors.

3.2           Overseeing the External Audit

 The Committee shall be responsible for overseeing the external audit of the Corporation, including:

(a)
reviewing and approving the engagement letter and the audit plan, including financial risk areas identified by the external auditors and management, and facilitating coordination where more than one audit firm is involved;

(b)	reviewing and assessing the accounting and reporting practices and principles used by the Corporation in preparing its financial statements, including:

(1)	all significant accounting policies and practices used, including any changes from preceding years and any proposed changes for future years;

(2)	all significant financial reporting issues, estimates and judgments made;

(3)	all alternative treatments of financial information discussed by the external auditors and management, the results of such discussions and the treatments preferred by the external auditors;

(4)
any material issues identified by the external auditors with respect to the adequacy of the internal financial control structure and any special audit steps adopted in light of material deficiencies or weaknesses;

(5)	the effect of regulatory and accounting initiatives and off-balance sheet transactions or structures on the financial statements;

(6)	any errors or omissions in, and any required restatement of, the financial statements for preceding years;

(7)	all significant tax issues;

(8)	the reporting of all material contingent liabilities and related party transactions; and

(9)	any material written communications between the external auditors and management;

(c)	reviewing and assessing the results of the external audit and the external auditors’ opinion on the financial statements, including:

(1)	the scope and quality of the external and internal audit work performed;

(2)	the resources required to carry out the audit work performed;

(3)	the cooperation and any lack of cooperation received by the external auditors from employees of the Corporation; and

(4)	the contents of the audit report;

(d)	reviewing and discussing with the external auditors and management any management or internal control letters issued or proposed to be issued by the external auditors;

(e)
reviewing and discussing with the external auditors any problems or difficulties encountered by them in the course of their audit work and management’s response (including any restrictions on the scope of activities or access to requested information and any significant disagreements with management); and

(f)
reviewing and discussing with legal counsel and other advisors matters that may have a material impact on the financial statements, operations, assets or compliance policies of the Corporation and any material reports or enquiries received by the Corporation and its subsidiary entities from regulators or government agencies.

3.3           Reviewing and Approving and Recommending to the Board for Approval the Financial Statements, MD&A and Interim Reports of the Corporation

 The Committee shall review and approve, and where required recommend to the Board for approval, the financial statements, management’s discussion and analysis of financial condition and results of operations (MD&A) and interim financial reports of the Corporation and other public disclosure of financial information extracted from the financial statements of the Corporation with particular focus on:

(a)	the quality and appropriateness of accounting and reporting practices and principles and any changes thereto;

(b)
major estimates or judgments, including alternative treatments of financial information discussed by management and the external auditors, the results of such discussions and the treatments preferred by the external auditors;

(c)	material financial risks;

(d)	material transactions;

(e)	material adjustments;

(f)	compliance with loan agreements;

(g)	material off-balance sheet transactions and structures;

(h)	related party transactions;

(i)	compliance with accounting standards;

(j)	compliance with legal and regulatory requirements; and

(k)	disagreements with management.

3.4           Overseeing Internal Financial Control Structure and Financial Risk Management Systems

 The Committee shall be responsible for overseeing the internal financial control structure and financial risk management systems of the Corporation, including:

(a)
reviewing and discussing with management and the external auditors the quality and adequacy of the internal control over financial reporting structure of the Corporation including any material deficiencies or weakness and the steps taken by management to rectify these deficiencies or weaknesses;

(b)
reviewing and discussing with management and the external auditors the quality and adequacy of the financial risk management systems of the Corporation including the major financial risk exposures of the Corporation and the steps taken by management to monitor and control these exposures;

(c)	reviewing and discussing with management and the external auditors the establishment of and compliance with the Code of Business Conduct and Ethics of the Corporation; and

(d)
reviewing and discussing with the Chief Executive Officer and the Chief Financial Officer of the Corporation the procedures undertaken by them in connection with the certifications required to be given by them in connection with annual and other filings required to be made by the Corporation under applicable securities laws.

3.5           Establish and Review Certain Procedures

 The Committee shall establish adequate procedures, or require that adequate procedures are established, with respect to the following and shall annually assess the adequacy of these procedures:

(a)	the review of the public disclosure of financial information extracted from the financial statements of the Corporation;

(b)	the receipt, retention and treatment of complaints received by the Corporation with respect to accounting, internal accounting controls or auditing matters; and

(c)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

3.6           Other

 The Committee shall:

(a)	in cooperation with the Board and management, develop a calendar of activities and a meeting schedule for each year;

(b)	review the operating and capital budgets of the Corporation;

(c)	annually and more frequently if appropriate, review the funding and administration of the employee benefit plans of the Corporation; and

(d)
review and discuss with management and the external auditors any material difficulties or problems with regulatory or government agencies with respect to financial matters and management’s response thereto.

3.7           Matters for which the Audit Committee is not Responsible

 The Committee is not responsible for those matters which are the responsibility of management or the external auditors including:

(a)	planning and conducting the external audit;

(b)	ensuring that the financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles;

(c)
ensuring that the financial statements of the Corporation and the other financial information of the Corporation contained in regulatory filings and other public disclosure of the Corporation fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation;

(d)	ensuring the adequacy of the internal control over financial reporting structure and the financial risk management systems of the Corporation; and

(e)	ensuring compliance with applicable laws and regulations or the Code of Business Conduct and Ethics of the Corporation.

4.           Authority

(1)	The Committee is authorized to carry out its responsibilities as set out in this Charter and to make recommendations to the Board arising therefrom.

(2)
The Committee may delegate to the Chair and to the Chief Financial Officer of the Corporation (CFO) the authority, within specified limits, to authorize in advance all engagements of the external auditors to provide pre-approved services to the Corporation and its subsidiary entities.  The Chair and the CFO shall report all engagements authorized by them to the Committee at its next meeting.

(3)	The Committee shall have direct and unrestricted access to the external auditors, officers and employees and information and records of the Corporation.

(4)	The Committee is authorized to retain, and to set and pay the compensation of, independent legal counsel and other advisors if it considers this appropriate.

(5)
The Committee is authorized to invite officers and employees of the Corporation and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings if it considers this appropriate.

(6)	The external auditors shall have direct and unrestricted access to the Committee and shall report directly to the Committee.

(7)	The Corporation shall pay directly or reimburse the Committee for the expenses incurred by the Committee in carrying out its responsibilities.

5.           Meetings and Proceedings

(1)	The Committee shall meet at least five times each year and not less frequently than once each calendar quarter.

(2)	Any Member or the Secretary may call a meeting of the Committee. The external auditors or the CFO may ask a Member to call a meeting of the Committee.

(3)
The Chair is responsible for the agenda of each meeting of the Committee, including input from the officers and employees of the Corporation, the external auditors, other Members and other directors of the Corporation as appropriate.  Meetings will include presentations by management or professional advisors and consultants when appropriate and allow sufficient time to permit a full and open discussion of agenda items.

(4)
Unless waived by all Members, a notice of each meeting of the Committee confirming the date, time, place and agenda of the meeting, together with any supporting materials, shall be forwarded to each Member at least three days before the date of the meeting.

(5)
The quorum for each meeting of the Committee is two Members.  In the absence of the Chair, the other Members may appoint one of their number as chair of a meeting.  The chair of a meeting shall not have a second or casting vote.

(6)	The Chair or his delegate shall report to the Board following each meeting of the Committee.

(7)
The Secretary or his delegate shall keep minutes of all meetings of the Committee, including all resolutions passed by the Committee.  Minutes of all meetings shall be distributed to the Members and the other directors of the Corporation after preliminary approval thereof by the Chair.

(8)
An individual who is not a Member may be invited to attend a meeting of the Committee for all or part of the meeting.  The Chair of the Board, the President and Chief Executive Officer of the Corporation, the CFO and the engagement partners at the external auditors have a standing invitation to attend all meetings of the Committee except those meetings or parts of meetings where the Committee meets alone or in private session with management, the external auditors or professional advisors and consultants.

(9)	The Committee shall meet regularly alone and in private sessions with management and the external auditors to facilitate full communication.

6.           Self Assessment

(1)	The Committee and the Board shall annually assess the effectiveness of the Committee with a view to ensuring that the performance of the Committee accords with best practices.

(2)	The Committee and the Board shall annually review and update this Charter as required.

SCHEDULE “F”
POLICY ON INDEPENDENCE OF DIRECTORS

1.	Background

The board of directors (Board) of Crystallex International Corporation (Corporation) has developed this Policy after consideration of recent changes in the corporate governance requirements in Canada and the United States relating to the independence of directors applicable to the Corporation.

Certain of these requirements require that a majority of the directors of the Corporation (Directors), and all the Directors on the audit, compensation and nominating committees of the Board, are independent.

2.	Purpose

 The purposes of this Policy are:

(a)	to set out the test that the Board will use to determine whether a Director is independent;

(b)	to identify the criteria that the Board will use to assess whether a Director is independent; and

(c)	to describe the disclosure that the Board will provide to the shareholders of the Corporation with respect to its determination of the independence of Directors.

3.	Test of Independence

The test that will be used by the Board to determine whether a Director is independent is:

Independent of management or any other direct or indirect material business or other relationship with the Corporation and its subsidiaries and any other entity that is consolidated with the Corporation’s financial statements (Crystallex Group) that could interfere with the exercise of independent judgment by the Director or the ability of the Director to act in the best interests of the Corporation.

4.	Assessment Process

Each Director will provide the Board with information sufficient to enable the Board to assess whether the Director is independent, including information with respect to the criteria set out below.

The Board will assess whether a Director is independent annually and whenever new information is provided to the Board.  The Board will consider all relevant information in assessing whether a Director is independent.

Generally, a Director will be considered to be independent if he/she satisfies all the criteria set out below.  A Director may, however, be considered to be independent even though he/she does not satisfy one or more of the criteria set out below.  For example, the director independence criteria set out below are in some cases more restrictive than those prescribed under requirements applicable to the Corporation (Prescribed Requirements).  Also, the Prescribed Requirements for qualification for membership on an audit committee are more restrictive than those for qualification for membership on a compensation or nominating committee or a board of directors generally.  If a Director satisfies the Prescribed Requirements, the Board may, in certain circumstances, determine that a Director is independent.

5.	Criteria used to Assess Independence

The criteria that the Board will use in assessing whether a Director is independent are set out below.  Defined terms used in connection with one of the criteria apply to all of the criteria.

(1)
Is not an officer or employee – neither the Director nor an immediate family member of the Director is, or within the last three years has been, an officer or employee of a member of the Crystallex Group.

An immediate family member of an individual is the individual’s spouse, parent, child, sibling, mother-in-law, father-in-law, sister-in-law, brother-in-law, daughter-in-law, son-in-law and anyone, other than an employee, who resides in the individual’s home.

An officer of an entity includes an individual who performs a policy making function in respect of the entity or who makes, or participates in making, decisions that affect all or a substantial part of the business of the entity, whether or not the individual is employed by the entity and whether or not the individual does so directly or through another entity.

A Director may be considered to be independent if an immediate family member of the Director is only an employee of a member of the Crystallex Group.

(2)	Is not a substantial shareholder – the Director is not a substantial shareholder of a member of the Crystallex Group or affiliated with a substantial shareholder of a member of the Crystallex Group.

A substantial shareholder of an entity is a person who beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the voting interests of the entity.

An individual is affiliated with an entity if the individual is a director, officer, employee, principal, partner or managing director of, or occupies a similar position with, the entity or is a substantial shareholder of the entity.

A Director who is a director of a substantial shareholder of a member of the Crystallex Group may be considered to be independent if the Director is independent of the substantial shareholder.

(3)	Has no material contractual relationship – the Director does not have any material contractual relationship with a member of the Crystallex Group other than as a Director.

The test of whether a contractual relationship is material will be based on all the circumstances relevant to the Director.

(4)
Does not receive consulting or other advisory fees or payments – neither the Director nor an immediate family member or related entity of the Director receives, or within the last three years has received, consulting or other advisory fees or payments from the Crystallex Group that in any year exceed the lesser of C$75,000 and the Canadian dollar equivalent of US$60,000, other than compensation for Board services, payments arising from investments in securities of the Corporation or, in the case of an immediate family member who is not an officer of a member of the Crystallex Group, compensation for services as an employee of a member of the Crystallex Group.

An entity is a related entity of a Director if the Director or an immediate family member of the Director is a director, officer, employee, principal, partner or managing director of, or occupies a similar position with, the entity or is a substantial shareholder of the entity.

(5)	Does not receive incentive compensation – the Director does not participate in any share based incentive scheme or performance related pay scheme of the Crystallex Group.

This criterion does not preclude the payment of all or part of a Director’s compensation for Board services in the form of shares or options to receive shares of the Corporation.

(6)
Is not a professional consultant or advisor – neither the Director nor an immediate family member of the Director is, or within the last three years has been, an auditor or other professional consultant or advisor to a member of the Crystallex Group or affiliated with an auditor or other professional consultant or advisor to a member of the Crystallex Group.

A professional consultant or advisor includes an entity that provides accounting, actuarial, consulting, legal, investment banking or financial advisory services.

A Director may be considered to be independent if an immediate family member of the Director is only an employee of an auditor or other professional consultant or advisor to a member of the Crystallex Group and does not participate in a material way in the provision of services to the member of the Crystallex Group by the auditor or other professional consultant or advisor.

(7)
Is not a material supplier or customer – neither the Director nor an immediate family member of the Director is, or within the last three years has been, a material supplier or customer of the Crystallex Group or affiliated with a material supplier or customer of the Crystallex Group.

A material supplier or customer of the Crystallex Group is a person to which the Crystallex Group made or from which Crystallex Group received payments (other than payments arising from investments in securities of the Corporation) in any year that exceed the greater of 5% of the consolidated gross revenues of the person for the year and the Canadian dollar equivalent of US$200,000.

(8)
Has no board remuneration committee connection – neither the Director nor an immediate family member of the Director is, or within the last three years has been, an officer of any entity, the compensation committee of which includes, or within the last three years included, an officer of the Corporation.

(9)
Has no other material business relationship – neither the Director nor an immediate family member or related entity of the Director has, or within the last three years has had, directly or indirectly, any other material business relationship with the Crystallex Group.

The test of whether a business relationship is material will be based on the circumstances relevant to the Director.

(10)
Has no significant links with other Directors – the Director does not hold cross-directorships or have any significant links with any other Director (e.g., through involvement in other entities) that would materially interfere with the exercise of independent judgment by the Director or the ability of the Director to act in the best interests of the Crystallex Group.

(11)
Has not served too long – the Director has not served on the Board for a period that could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the Crystallex Group.

(12)	Is independent in character and judgment – the Director is independent in character and judgment.

6.	Disclosure

 The Board will provide to the shareholders of the Corporation annually disclosure with respect to its determination of the independence of the Directors, including:

(a)	identifying which Directors are and are not independent and the basis of the determination of independence;

(b)	explaining any determination of independence of a Director who does not satisfy all the criteria set out above; and

(c)
describing all the material relationships of each Director with the Crystallex Group (whether or not falling within the criteria set out above), including relationships which the Board believes do not affect independence but which the Board believes could be perceived as interfering with the exercise of independent judgement by the Director or the ability of the Director to act in the best interests of the Crystallex Group.

The Board will provide to the shareholders of the Corporation as soon as practicable disclosure with respect to any change in its determination of the independence of a Director.